ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

AS AT MARCH 30, 2016

INTRODUCTORY NOTES

Forward-Looking Statements

This Annual Information Form (“AIF”), including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	significant declines in the prevailing market price of copper;

•	an inability to get the Canadian federal government to reconsider and reverse its decision under the Canadian Environmental Assessment Act, 2012 not to authorize the New Prosperity project to proceed;

•	the potential for increases in operating and capital costs at existing and future operations

•

changes in mineral resource and reserves estimates as estimation of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

•	adverse moves in the US:CDN dollar exchange rate (strengthening of the Canadian dollar) given that copper, the Company’s principal output is priced in US dollars;

•	risks associated with large scale construction projects if any of the Company’s advanced stage projects proceed;

•	current general global economic and financial conditions;

•	changes in and the effect of mining legislation and policies adversely affecting our operations;

•	inability to obtain adequate financing on acceptable terms;

•	litigation risks and the inherent uncertainty of litigation;

•	uncertainties with respect to the effects of dissident shareholder activities;

•	inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws; and

•	inability to attract or retain key personnel.

Such information is included, among other places, in the AIF under the heading “Risk Factors”.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

•	the price of copper and other metals will not decline significantly or for a protracted period of time;

•	the Company will have sufficient working capital and be able to secure additional funding necessary for the development of its projects; and

•	the Gibraltar Mine will not experience any significant production disruptions that would materially affect revenues.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors carefully read the more complete discussion of risks and uncertainties facing the Company included under “Risk Factors” in this AIF.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the audited consolidated financial statements, together with the auditors’ report thereon, and Management’s Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the year ended December 31, 2015. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board using Canadian dollars.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To Metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF, the following capitalized terms have the defined meanings set forth below:

NYSE MKT	The NYSE MKT, formerly known as the NYSE Amex, being one of the two stock exchanges (together with the TSX) on which the Common Shares are listed.

ASCu	The weight percentage of copper per unit weight of rock that is acid soluble, including native copper.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite deposit	Carbonatite deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite, which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Concentrator	A type of mineral processing facility that converts raw ore from the mine into a metal concentrate that can then be sold to a smelter for further processing.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Flotation	Flotation is a method of mineral separation whereby, after crushing and grinding ore, froth created in a slurry by a variety of reagents causes some finely crushed minerals to float to the surface where they are skimmed off.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; and Nb – niobium.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Semi-autogenous grinding (“SAG”)	SAG mills are essentially autogenous mills, but utilize grinding balls to aid in grinding like in a ball mill. A SAG mill is generally used as a primary or first stage grinding solution.

Solvent Extraction/ Electrowinning (“SX/EW”)

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, being one of the two stock exchanges (together with the NYSE MKT) on which the Common Shares are listed.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The U.S. Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This AIF includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in-hand or their issuance be imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards, unless expressly stated to so qualify.

In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories that are not already classified as “reserves” will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this AIF that are not already classified as “reserves” is economically or legally mineable.

In addition, disclosure of “contained ounces” in respect of resources that do not qualify as reserves is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and requires other mineralized material to be reported as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia). This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our head office is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The following is a list of the Company’s principal subsidiaries:

	Jurisdiction of incorporation	Ownership
Gibraltar Mines Ltd. [1]	British Columbia	100%
Aley Corporation	British Columbia	100%
Curis Resources Ltd. [2]	British Columbia	100%
Curis Holdings (Canada) Ltd. [2]	British Columbia	100%
Florence Copper Inc. [2]	Nevada	100%

1. Taseko owns 100% of Gibraltar Mines Ltd., which owns 75% of the Gibraltar Joint Venture
2. Taseko owns 100% of Curis Resources Ltd., which owns 100% of Curis Holdings (Canada) Ltd., which owns 100% of Florence Copper Inc.

Gibraltar Joint Venture

On March 31, 2010, we established by two contracts an unincorporated joint venture (“JV”) between Gibraltar Mines Ltd., and Cariboo Copper Corp. (“Cariboo”) over the Gibraltar mine, whereby Cariboo acquired a 25% interest in the Gibraltar mine and we retained a 75% interest with Gibraltar Mines Ltd. operating the mine for the two JV participants. Under the related Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture substantially all assets and obligations pertaining to the Gibraltar mine, and Cariboo paid the Company US$187 million to obtain its 25% interest in the Joint Venture. Gibraltar Mines Ltd. continues to be the operator of the Gibraltar mine under the Joint Venture Operating Agreement which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

GENERAL DEVELOPMENT OF TASEKO’s BUSINESS

Taseko is a Vancouver, BC headquartered mining company that has been focused on the operation of the Gibraltar copper and molybdenum mine, and on the development of the New Prosperity gold and copper project, the Aley Niobium project, and the Florence Copper project. The first three are located in British Columbia, Canada and the latter is in Arizona. The following is a summary of the development of our business over the last three financial years:

2013

In 2013 Taseko was expanding the Gibraltar mine in a project called Gibraltar Development Plan 3 (“GDP3”). Construction of Gibraltar’s mill expansion related to GDP3 continued through to the spring of 2013, with commissioning being completed in March 2013. The new facility reached design capacity by the end of 2013.

Following public hearings in the summer of 2013, the New Prosperity Panel prepared their report on Taseko’s proposed New Prosperity Project gold and copper project and submitted it to the Federal Minister of the Environment on October 31, 2013.

On November 29, 2013, the Company filed an application for judicial review, seeking to set aside certain findings of the New Prosperity Panel report, with which Taseko disagreed. The Company asked the Federal Court for a declaration that certain findings relating to forecast seepage rates and impacts on water quality be set aside, and that the Panel failed to comply with principles of procedural fairness and the rules of natural justice.

2014

On February 26, 2014, the Minister of the Environment announced her conclusion that the New Prosperity project is likely to cause significant adverse environmental effects. The Minister referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances and accordingly the mine could not proceed.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash (invalidate) the decisions of the Minister and Governor in Council communicated on February 26, 2014. The Company also sought a declaration that certain sections of the Canadian Environmental Assessment Act, 2012, are in whole or in part beyond the powers of the Federal government under the Constitution Act, 1867.

On August 21, 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was heard on October 22, 2014. The motion was subsequently dismissed and both judicial reviews continue.

In September 2014, the Company announced a NI 43-101 compliant reserve estimate for the Aley Niobium project of 84 million tonnes grading 0.50% Nb2O5. The reserve estimate is documented in a technical report entitled “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014, prepared by Scott Jones, P.Eng., Keith Merriam, P.Eng., Greg Yelland, P.Eng., Robert Rotzinger, P.Eng., and Ronald G. Simpson, P.Geo.

On November 20, 2014, the Company acquired a 100% interest in the Florence Copper Project though the acquisition of Curis Resources Ltd. (“Curis”). The aggregate value of the consideration for the acquisition of Curis was approximately $85 million inclusive of debt assumed. The Florence Copper Project is an in-situ copper recovery and solvent extraction/electrowinning project located near the town of Florence in central Arizona, USA.

On December 31, 2014, British Columbia issued a Section 11 Order under the Environmental Assessment Act describing the scope of the Aley Niobium project subject to the environmental assessment, identifying the Aboriginal Groups requiring consultation, and directing Taseko to draft Application Information Requirements for the environmental assessment application.

2015

On January 14, 2015, the British Columbia Minister of Environment granted the Company a five-year extension to the New Prosperity Environmental Assessment Certificate.

In May 5, 2015, the Company completed an updated mine plan for Gibraltar featuring a 50% decrease in strip ratio and a reduced cut-ff grade, achieving an overall reduction in copper production costs with a slightly lower amount of copper procedued. The new mine plan was a result of a detailed, six-month engineering study and forms the basis of an updated NI 43-101 compliant reserve. The reserve estimate is documented in a technical report entitled “Technical Report on Mineral Reserve Update at the Gibraltar Mine” dated June 15, 2015, prepared by Taseko and Gibraltar Mine staff under the supervision of Scott Jones, P.Eng, a Qualified Person under NI 43-101.

Additional Information Early 2016

On February 9, 2016, the Company announced that its Gibraltar mine expects to benefit from a five-year power rate deferral program announced by the government of British Columbia.

On February 11, 2016, the Company filed a civil claim in the B.C. Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 2014 decision. The lawsuit claims the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

DESCRIPTION OF BUSINESS

Taseko is a mining company that seeks to acquire, develop, and operate large tonnage mineral deposits which, under conservative metals price assumptions, it believes are potentially capable of supporting a mine for 10 years or longer.

Our principal business activity is operating the Gibraltar copper and molybdenum mine and advancing other projects to a production decision. In recent years, we have expanded the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Our business is focused on increasing production of copper and molybdenum from the Gibraltar mine and on securing environmental permits for the proposed Aley Niobium Project and the New Prosperity gold and copper project (“New Prosperity”). In November 2014, we acquired the Florence Copper Project, a test-stage in-situ copper recovery and SX/EW project located in central Arizona, USA. The Company also owns the Harmony gold project, an exploration stage gold property on BC’s West Coast.

All projects are operated solely by Taseko directly or through subsidiaries and are 100% owned except the Gibraltar Mine which is 75% owned.

The map below highlights the location of the Company’s four properties in British Columbia, Canada and one property in Arizona, USA:

Principal Products and Competitive Conditions

Taseko’s assets include reserves and resources of copper, molybdenum, gold and niobium. Demand for these metals fluctuates in tandem with general global economic conditions.

Taseko’s strategy has been to grow the Company by leveraging off cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects in 2015. Total expenditures on projects in 2015 consisted of $5.1 million at the Florence Copper project, $0.9 million on the Aley Project, and $0.9 million on New Prosperity.

At the Gibraltar Mine, average head grade in 2016 is expected to be lower than 2015, with lower grades being mined in the first half of the year and then increasing in the back half of 2016. Copper production for the year is expected to be in the range of 130 to 140 million pounds.

Gibraltar Mine cost control initiatives which were implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and initiatives with vendors to reduce costs of supplies and consumables, are expected to continue to impact operating costs in future years. Mine operating costs continue to benefit from the lower price of diesel, a significant input cost, which has decreased approximately 25% since the beginning of 2015 and is expected to remain at low levels at least through 2016. Overall, Gibraltar has achieved a stable level of operations reflecting the new mine plan and the Company is now focused on further improvements to operating practices to reduce unit costs .

We have no reason to assume that the Canadian dollar will strengthen materially and therefore a weak Canadian dollar will continue to contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars and all of the Company’s revenues denominated in US dollars.

The new, long-term off-take agreement, which the Company signed in the fourth quarter of 2015, will lower treatment and refining costs in 2016. Under the agreement, the Company has committed to sell 600,000 tonnes of Gibraltar copper concentrate (approximately 50% of expected production) through to the end of 2020. The Company has also recently entered into a long-term fixed rate ocean freight contract.

On February 9, 2016, the Company announced that its Gibraltar mine expects to benefit from a five-year electrical power rate deferral program announced by the government of British Columbia. The cost deferral program has the potential to reduce Gibraltar’s annual spending by up to $20 million, or roughly $0.15 per pound of copper production.

A key factor that impacted copper prices in 2015 was the economic slowdown in China. This slowdown has impacted the demand for commodities including the copper produced by Gibraltar. New molybdenum supply combined with a weak steel market continued to put significant downward pressure on molybdenum pricing in 2015. During 2015, molybdenum pricing decreased by 41% to US$5.44 per pound.

Environmental Protection Requirements

Taseko’s mining, exploration and development activities in Canada are subject to various levels of Canadian Federal and British Columbia Provincial laws and regulations relating to the protection of the environment. Similarly, the Florence Copper Project is subject to various levels of US Federal and Arizona State laws and regulations relating to protection of the environment. All of the jurisdictions include requirements for closure and reclamation of mining properties as part of their regulatory framework.

The total liability for reclamation and closure cost obligations as calculated for financial disclosure purposes, at December 31, 2015 was $124.4 million. This amount represents the present value of the estimated future costs of planned and anticipated closure and remediation activities, assuming a pre-tax discount rate ranging between 0.48% and 2.15%, and an inflation rate of 2%.

Environmental and Sustainability Policy

Taseko is committed to continual improvement towards the protection of human health and the stewardship of the environment. Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

•	Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;

•	Comply with relevant environmental legislation, regulations and corporate requirements;

•	Integrate environmental policies, programs and practices into all activities;

•	Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;

•	Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;

•	Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and

•	Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

Employees

As at December 31, 2015, the Company had the following employees and contractors:

Location	Full time salaried	Hourly (Unionized)	Contractors
Vancouver	22	-	1
Gibraltar	144	500	21
Florence, USA	6	-	2
Total	172	500	24

Occupational Health and Safety Policy

Taseko provides safe and healthy working conditions, and to establish operating practices which safeguard employees and physical assets.

To achieve this goal, the Company commits to:

•	Meeting or exceeding all industry standards and legislative requirements;

•	Developing and enforcing safe work rules and procedures;

•	Providing employees with the information and training necessary for them to perform their work safely and efficiently;

•	Acquiring and maintaining materials, equipment and facilities so as to promote good health and safety; and

•	Encouraging employees at all levels to take a leadership role in incident prevention by reporting and/or correcting unsafe situations.

TSM Initiatives

Taseko is a member of the Mining Association of Canada and the Mining Association of British Columbia. Both of these organizations require members to participate in a program known as Towards Sustainable Mining (“TSM”) which encourages companies to work towards best management practice standards through self-regulation and reporting on key performance areas. These areas include:

•	Energy Use and Greenhouse Gas Emissions Management;

•	Biological Diversity Conservation Management;

•	Aboriginal and Community Outreach;

•	Tailings Management;

•	Health and Safety; and

•	Crisis Management Planning.

In 2015, Taseko and Gibraltar’s performance and reporting on performance in all of the areas was verified by an external auditor as being at a level of industry best practice. Further details can be found on the Taseko website.

Gibraltar Mine - Technical Information

Current Technical Report

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated June 15, 2015 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time. Mr. Jones is employed by the Company as Vice-President, Engineering and is a “Qualified Person” as defined by Canadian securities regulatory instrument NI 43-101 (Disclosure Standards for Mineral Projects).

Project Description, Location, and Access

The Gibraltar open pit mine and related facilities are located 65 kms north of the town of Williams Lake and are centered at latitude 52o 30’N and longitude 122o 16’W in the Cariboo Mining Division. Williams Lake is approximately 590 kms north of Vancouver, British Columbia.

Access to the Gibraltar mine from Williams Lake is 45 kms via Highway 97 to McLeese Lake, and then 20 kms by paved road to the mine site.

The Gibraltar mine property consists of 241 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	209	17,377
Leases	32	2,275
Total	241	19,652

There are 32 mining leases at the Gibraltar mine which are valid until at least October 2033 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are 209 claims included in the Gibraltar property tenure package. One of these claims is due to expire in September 2016, 22 claims are due to expire in August 2017, 186 claims are due to expire in November 2017 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry in the case of the claims.

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar mine (L3728) on which the plant site is located and annual taxes are paid. In addition, the Gibraltar mine holds three other land parcels: DL9170, DL9483, and DL 9497.

There are no royalties, overrides, back-in rights, payments or other agreements to which the project is subject.

There are no significant factors or risks that might affect access or title or ability to perform work on the property.

History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd. Canadian Exploration Limited (Canex) and Duval Corporation (Duval) had also been exploring on adjacent claims known as the Pollyanna Group. In 1969, Gibraltar, Canex and Duval entered into an agreement providing for the commingling of Gibraltar’s claims with the Pollyanna Group. In 1971, Gibraltar acquired Duval’s remaining interest in the property.

Preliminary development of the Gibraltar mine began in October 1970. The concentrator commenced production in March, 1972 and was fully operational by April 1972. A cathode copper plant with an annual capacity of 10 million pounds of market-ready copper metal began operation in October 1986.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operations at the Gibraltar mine at the end of 1998.

In July 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations.

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. The on-site staff completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing. The mine re-opened in October 2004. Copper cathode production at the SX/EW plant recommenced in January 2006.

The Gibraltar mine has been owned and operated as an unincorporated joint venture between Taseko and Cariboo Copper Corp. (“Cariboo”) since March 31, 2010. The Company’s wholly- owned subsidiary, Gibraltar Mines Ltd. and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

Gibraltar increased design mill capacity to 55,000 tons per day in 2011. Gibraltar further increased design mill capacity to 85,000 tons per day in 2013 through installation of a complete independent second concentrator and a stand-alone Molybdenum Separation Plant.

Total production since 1972 is 530 million tons of ore producing 2.8 billion pounds of copper in concentrate, 100 million pounds of cathode copper and 32 million pounds of molybdenum.

Geological Setting, Mineralization, and Deposit Types

The Gibraltar deposits are hosted by the upper Triassic Granite Mountain batholith, located within a wedge of Mesozoic and Palaeozoic rocks bounded on the west by the Fraser Fault system and on the east by the Pinchi Fault system. The Granite Mountain Batholith is a composite body consisting of three major phases; Border Phase diorite, Mine Phase tonalite, and Granite Mountain trondjhemite. Contacts between the major phases are gradational over widths ranging from two metres to several hundred metres. The regional deformation was accompanied by localized metasomatic alteration and associated sulphide deposition that led to the concentration of copper mineralization in specific areas of the batholith.

There are currently five defined mineralized zones on the Gibraltar Mine property. They are the Pollyanna, Granite, Gibraltar, Connector, and Extension zones. They occur in a broad zone of shearing and alteration.

Two major ore structure orientations have been recognized; the Sunset and Granite Creek systems. Ore host structures of the Sunset system are mainly shear zones, with minor development of stockworks and associated foliation lamellae whereas oriented stockworks with associated pervasive foliation lamellae predominate in the Granite Creek system.

Pyrite and chalcopyrite are the principal primary sulphide minerals. Small concentrations of other sulphides are present in the Gibraltar ores with molybdenite being a minor but economically important associate of chalcopyrite in the Pollyanna, Granite, and Connector deposits.

Exploration

There has been no material non-drilling exploration conducted on the Gibraltar property since 2000.

A property-scale Induced Polarization (“IP”) geophysical survey was designed and initiated in August 2000. Field activities included 237 kms of line cutting and some 220 kms of IP survey. Several deposit scale anomalies external to current reserves were identified and drill tested in 2003 as described in a report titled “Technical Report on the Gibraltar Mine, British Columbia” by James W. Hendry, P.Eng., and C. Stewart Wallis, P.Geo., dated March 23, 2005, which is filed on www.sedar.com.

Drilling

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar pit. A total of 28,129 feet was drilled in 34 drill holes in 2010.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. A total of 12,229 feet were drilled in 5 holes. A deep zone of anomalous copper ± molybdenum mineralization encountered in drill-hole 2011-003 extends from approximately 2,600 to 3,700 feet and consists of intermittent intercepts grading up to 1.3% TCu and 0.4% Mo.

In 2013, there were two drill programs completed, one in the summer and the other in the fall. Both programs targeted the projected mineralization south of the current Granite pit. A total of 38,068 feet in 31 holes were drilled between the two programs. The objective of both programs was to increase the extent of the mineralization within two of the Granite pit pushbacks.

In early spring of 2014, a resource drill program commenced targeting the Connector pit and the area between Gibraltar East and Granite Pit. At the same time a geotechnical drill program was undertaken. A total of 38 holes between the two programs were drilled with a cumulative length of 37,456 feet. The main goals of the drilling programs were (1) to collect high-quality geological, geotechnical and assay data, (2) to improve the geological understanding of the ore body, and (3) to increase the drill density within and confidence level of the resource model.

In late 2015, one exploration drill hole was drilled to expand the current known mineralization northwest of the Extension deposit. The total depth of the hole was 2,507 feet. A significant interval of copper was encountered at above reserve grade. The mineralization to the west, northwest and at depth is open. More drilling is needed to confirm if the Extension pit can be expanded to include this material.

Sampling, Analysis, and Data Verification

Over 120,000 samples have been taken for total copper analysis from drilling at Gibraltar since 1965. About 95% of these samples were also assayed for molybdenum, 56% for acid soluble copper, 40% for multi-element ICP and 30% for gold. Essentially all rock drilled and recovered is sampled in 10 ft intervals. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

From discovery in 1965 through mine start-up in 1971, and since mine re-start in 2004, assays on exploration drill samples have been performed by reputable, independent third party analytical laboratories. Mine laboratory personnel performed all exploration drill sample analyses from 1979 to 2003.

Well-documented sample preparation, security and analytical procedures used on the Gibraltar drill programs since 1999 have been carried out in an appropriate manner consistent with common industry practice. The results are supported by many years of mine production. A significant amount of due diligence and analytical QAQC for copper and molybdenum has been completed on the samples that were used in the current mineral resource/reserve estimate. The quality of the work performed on the digital database provides confidence that it is of good quality and acceptable for use in geological and resource modeling of the Gibraltar deposits.

Details of sample preparation, assay laboratories, security, and data verification used in the Gibraltar drill hole sampling and analytical programs is documented in the Gibraltar Technical Report.

Mineral Processing and Metallurgical Testing

Sulphide ore from the Gibraltar deposits has been processed on-site since 1972 and run of mine oxide ore has been leached since 1986. The current mineral reserves are contained within zones which have been significantly mined, with the exception of the Extension Zone. Metallurgical testing associated with the Extension Zone returned results consistent with the larger ore body.

The basis for predictions of copper concentrate flotation recovery is plant performance data from both of the existing concentrators based on sulphide and oxide content. Copper recovery averages 88% over the operating period of the reserves.

Closed circuit cleaner locked cycle tests on Gibraltar bulk copper concentrate provide recovery values in the range of 90-93% at a final molybdenum grade greater than 50%. Applying the predicted molybdenum recovery from the locked cycle tests to the average bulk flotation circuit molybdenum recovery supports the molybdenum recovery of 50% used in economic calculations.

The basis of the predictions of copper cathode produced from heap leaching and subsequent solvent extraction is based upon historical leaching recovery curves. These curves take into account the annual recovery declination from the date of material placement.

Mineral Resource and Mineral Reserve Estimates

The Gibraltar mine mineral resources and reserves are based on the published reserves as of December 31, 2014, as documented in the Gibraltar Technical Report and reflects depletion due to mining in 2015.

The reserve estimate uses long-term metal prices of US$2.75/lb for copper and US$11.00/lb for molybdenum and a foreign exchange of C$1=US$0.85.

The proven and probable sulphide reserves as of December 31, 2015, are tabulated in Table 2 below.

Table 2: Gibraltar Mine Sulphide Mineral Reserves at 0.15% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven Probable	153 14	0.25 0.22	0.010 0.008
	Subtotal	167	0.25	0.010
Gibraltar	Proven Probable	153 111	0.25 0.23	0.009 0.008
	Subtotal	264	0.24	0.008
Granite	Proven Probable	136 14	0.27 0.25	0.009 0.007
	Subtotal	150	0.27	0.009
Extension	Proven Probable	50 1	0.33 0.26	0.002 0.001
	Subtotal	51	0.33	0.002
Pollyanna	Proven Probable	85 5	0.25 0.23	0.007 0.003
	Subtotal	90	0.25	0.007
Total		722	0.26	0.008

There are also oxide reserves as shown in Table 3 below. These oxide reserves are in addition to the sulphide reserves stated in Table 2.

Table 3: Gibraltar Mine – Oxide Mineral Reserves at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)(1)	ASCu (%)
Connector	Proven Probable	1 14	0.15 0.15
	Subtotal	15	0.15
Gibraltar	Proven Probable	0 1	0.00 0.18
	Subtotal	1	0.18
Extension	Proven Probable	0 0	0.00 0.00
	Subtotal	0	0.00
Pollyanna	Proven Probable	0 1	0.00 0.12
	Subtotal	1	0.12
Total		18	0.15

(1) Totals may not add due to rounding.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

The following section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The resource estimate uses long-term metal prices of US$3.50/lb for copper and US$11.00/lb for molybdenum and a foreign exchange rate of C$1=US$0.90.

The mineral reserves stated in Table 2 above are contained within the mineral resources indicated in Table 4 below:

Table 4: Gibraltar Mine Mineral Resources at 0.15% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	805	0.26	0.008
Indicated	261	0.24	0.007
Total	1066	0.25	0.008

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar mine is planned for excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later processing in the concentrator. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant.

The strip ratio over the 24 year operating period of the reserve will average 1.9. Strip ratio refers to the ratio of the amount of overburden (or waste material) required to be mined in order to extract a unit of ore. For example, a 3:1 stripping ratio means that mining one tonne of ore will require mining three tonnes of waste rock. While the annual strip ratio generally decreases with time, the strip ratio will vary and be managed over the course of the mine life based on exchange rates, commodity prices, and grade distribution during annual and mid-range mine planning process to optimize the economic performance of the operation.

Processing and Recovery Operations

The processing facilities at the Gibraltar mine consist of two separate bulk sulphide concentrators, a dedicated molybdenum flotation plant, and a series of leach piles which feed a solvent extraction and electrowinning (SX/EW) facility.

Run of mine ore is fed to the two sulphide concentrators in parallel at a combined design rate of 85,000 t/day. These two bulk concentrators, while differing in size, follow the same process path. Ore is fed to primary crushing with the product reporting to a closed circuit SAG/Ball comminution stage. Ground ore is processed through a rougher flotation stage. Tailings from the rougher flotation stage are pumped to a storage facility, while the concentrate is reground and processed through two further cleaner flotation stages. Final bulk concentrate contains both copper and molybdenum values.

The bulk concentrate from both facilities is combined and processed through a single molybdenum flotation plant. The bulk concentrate is floated in a rougher stage which depresses the copper values and selectively recovers molybdenum. The underflow from this plant is the site’s final copper concentrate. This copper concentrate is dewatered and shipped in bulk to market. The rougher concentrate is reground and processed through two further cleaner flotation stages. Molybdenum final concentrate from this plant is dewatered and bagged, and subsequently shipped to market. The molybdenum flotation plant was idled in July 2015 pending a material increase in molybdenum prices.

Oxide ore from the mine is delivered to oxide leach dumps. The SX/EW plant is designed to extract copper from the pregnant leach solutions (“PLS”) collected from the site’s leach dumps. Acidic solution is passed through the leach pile and extracts copper in the form of copper ions in this PLS. This copper laden solution is delivered to the SX/EW plant via collection ditches, ponds and pumping where required. The process takes PLS and selectively extracts the copper ions in solvent extraction mixer-settlers. The copper is transferred from this acid solution to an organic phase and finally to a clean electrolyte. The electrolyte is filtered and heated before being passed through the electrowinning cells where the copper is plated out on stainless steel cathodes. The resultant high quality cathode copper is bundled and sold. The barren solution leaving the plant, raffinate, is pumped back to leach additional copper from the leach piles.

Gibraltar’s copper concentrate has an approximately 28% copper content grade and no significant deleterious elements. Gibraltar copper cathode is nominally 99.9%+ pure copper.

Infrastructure, Permitting and Compliance Activities

The Canadian National (CN) Railway has rail service to facilitate the shipping of copper concentrates to Vancouver Wharves, owned and operated by Kinder Morgan in North Vancouver, British Columbia. The Company owns and operates the concentrate rail load-out facility on the CN rail line at Macalister, 26 kms from the mine site. Electricity is obtained from BC Hydro. Natural gas is provided by Fortis BC. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine. The Gibraltar mine had over 600 active personnel at the end of December 2015. Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar mine property. Process facilities operate using reclaimed water from the existing tailings storage facility

Water currently stored in the Gibraltar Pit will be transferred to the completed Granite pit starting in early 2025. This will require the construction of a bulk pit dewatering system.

Relocation of the in-pit crusher feeding concentrator 1 will need to be completed by 2023 prior to starting phase 2 of the Connector Pit.

With the current design parameters and tailings deposition plan, the tailings facility footprint will accommodate tailings storage until at least 2033. It is anticipated that actual tailings deposition performance will enable deposition of all tailings generated in the reserve mine plan within the existing facility footprint.

All material regulatory authorizations and permits are in place to extract the reserves described in this report with the exception of:

•	A small extension of lease boundary to include the Extension Pit by 2032.

•	Periodic amendments of PE-416 and M-40 for pit wall pushbacks, water discharge, and waste rock and tailings storage.

Other permit considerations include approvals required for route changes to the access road, hydro transmission line, natural gas line, and water discharge pipeline in order to complete development of the Extension Pit which is scheduled to start in 2032. Approvals will be sought as required.

There have been no material environmental non-compliance incidents since the mine reopened in 2004.

Capital and Operating Costs

As the majority of the mine’s facilities are in place and operating, the only capital requirements are for the relocation of the in-pit crusher/conveyor system and electrical substation, bulk pit dewatering, specific tailings and water discharge related activities, and sustaining capital to maintain the integrity of the mining and processing equipment.

The total anticipated site capital requirements over the next 24 years are summarized in Table 5.

Table 5: Capital Cost Summary

Area	Total Capital (in millions)
Bulk Pit Dewatering	$14
Tailings and Water Reclaim/Discharge	$7
Crusher Relocation	$36
Pit Substation Relocation	$3
Road and Gas Line Relocation	$5
General Sustaining	$243
Total	$308

Average estimated unit site operating costs over the next 24 years are summarized in Table 6:

Table 6: Site Operating Cost Summary

Operating Category	Life of Mine Cost
Mining cost/ton mined[1]	$1.80
Milling cost/ton milled	$3.90
General and Administrative cost/ton milled	$0.90
Total operating cost/ton milled	$10.07

1 Mine cost/ton miled is $5.22 at a strip ratio of 1:9:1

The basis for capital and operating cost estimates are documented in the Gibraltar Technical Report.

Exploration, Development, and Production

Gibraltar is pursuing initiatives to improve recovery, concentrator throughput, and mine cost and productivity. Continued improvement in any or all of these areas will have not only positive economic implications but could increase the size of the reserve pits under current commodity assumptions and/or impact the optimum cut-off grade.

Prosperity Project

Current Technical Report

Unless stated otherwise, information of a technical or scientific nature related to the Prosperity project contained in this AIF is summarized or extracted from a technical report entitled “Technical Report on the 344 Million Tonne Increase in Mineral Reserves at the Prosperity Gold – Copper Project” dated December 17, 2009, (the “Prosperity Technical Report”) prepared by Scott Jones, P. Eng. filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is employed by the Company as Vice-President, Engineering and is a Qualified Person as defined by NI 43-101 (Disclosure Standards for Mineral Projects). Readers are cautioned that the Prosperity Technical Report is now some six years old and accordingly caution needs to be advised when assessing its conclusions in light of current operating and capital costs, appropriate technologies, metals price outlooks, and like matters.

Project Description, Location, and Access

The Prosperity project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 kms southwest of the City of Williams Lake, British Columbia.

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kilometres.

The Prosperity property consists of one mineral lease which is valid until at least June 2035 as long as renewal fees, which are due on an annual basis, are paid. There are 85 mineral claims covering the mineral rights for approximately 190 square kms. Twenty-two claims are in good standing until July 2016, while the remainder are in good standing until at least August 2016. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the lease) and prior to their expiry in the case of the claims.

The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

As this is a green-field project, there are no existing environmental liabilities on the property and there has been no development at the site. When additional site work is required, permit applications will be made and approved by responsible regulatory agencies. The Company does not currently hold any surface rights, these would need to be applied for.

History

The Prosperity deposit was originally discovered by prospectors in the early 1930’s. Phelps Dodge Corporation conducted a small exploration program in the early 1960’s and subsequently allowed the claims to lapse.

In 1969, Taseko acquired the property and drilled 18 holes totalling approximately 2,300 metres immediately to the south of the area previously explored, discovering significant tonnage grading 0.25% to 0.30% copper.

From 1970 to 1974, under option agreements with Nittetsu Mining Company and Quintana Minerals Corporation, approximately 5,000 metres of drilling was completed in 29 holes. Bethlehem Copper Corp. (“Bethlehem”) optioned the project in 1979 and by 1981 had completed approximately 14,000 metres of drilling in 73 holes. Following the corporate merger of Bethlehem and Cominco Ltd. (“Cominco”) Cominco acquired the Bethlehem option agreement on the property. From 1982 to 1989 Cominco work programs included geophysical and soil geochemical surveys, an additional 5,300 metres of drilling in 48 holes, and a limited metallurgical test work program. In 1990, Cominco Ltd. reported a drill–indicated mineral resource of 208 million tonnes at an average grade of 0.23% Cu and 0.41 gpt Au to 360 metres below surface.

After a period of disagreement with Cominco regarding compliance with the option agreement, which included legal proceedings, in 1993 Taseko acquired 100% of the project free of any royalties or third party interests through settlement agreements.

Following drilling in 1991 and 1992, Taseko reported mineralized material (unclassified mineral resource) of 976 million tonnes at an average grade of 0.23% Cu and 0.48 gpt Au.

Comprehensive metallurgical tests were completed in 1993 and a pre-feasibility report was completed in 1994.

Following a significant drill program in the latter half of the 1990’s, in 1998 Taseko reported estimated measured and indicated mineral resources of 1.0 billion tonnes at 0.41 gpt Au and 0.24% Cu and an inferred resource of 0.2 billion tonnes grading 0.25 gpt Au and 0.21% Cu at a 0.14% copper cut-off.

Work on the project was deferred from 2000-2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar mine. In November 2005, work was reactivated on the project. A pre-feasibility level study was completed in the first quarter of fiscal 2007 followed by a full feasibility study in the fall of that year. In 2008 Taseko worked with a number of consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure. The outcome of this work, in combination with a significantly different outlook for copper and gold prices in 2009 resulted in the current reserve.

In late 2009 and 2010, additional metallurgical testing and geotechnical investigations were undertaken in support of detailed engineering.

In 2010, Taseko worked with various consultants to advance project engineering to the detailed phase and to advance various permit applications. Taseko temporarily suspended work on detailed engineering and permitting in November 2010 following the federal cabinet’s decision on the environmental assessment.

In early 2011 Taseko began design revisions to the project to address the concerns identified during the federal review process.

In early 2012 Taseko completed a geotechnical field investigation to support the design and environmental assessment of the relocated tailings facility proposed as part of a New Prosperity Design.

There has been no production from the property and there is no material infrastructure on the project.

Geological Setting, Mineralization, and Deposit Types

The project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The surrounding area is underlain by poorly exposed, Late Paleozoic to Cretaceous litho tectonic assemblages which have been intruded by plutons of Mid-Cretaceous to Early Tertiary age. The main Coast Plutonic Complex is 50 kilometres southwest of the New Prosperity project area.

The Yalakom Fault is the major fault in the region and lies to the southwest of the deposit on the New Prosperity project. Estimates of Eocene dextral strike-slip offsets for the Yalakom Fault have been postulated variously as ranging from 80 to 190 kms, 125 to 175 kms or 115 kms. It may have imparted some related structural controls that are important to the localization of mineralization at the deposit.

The project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Exploration

There has been no material non-drilling exploration conducted on the property since the early 1990’s. Exploration programs prior to this time included extensive IP and magnetic geophysical and soil geochemical surveys which contributed to the definition of the mineralization.

Drilling

Until 1991, exploration programs on the property included 176 percussion and diamond drill holes totalling approximately 27,100 metres. This work helped define the project mineralization to a depth of 200 metres, and outlined a gold-copper mineralized zone approximately 850 metres in diameter.

Diamond drilling from 1991 through 1997 totalled approximately 85,000 metres in 267 holes, expanding the deposit to 1400 metres east-west, 600 metres north-south and to 850 metres below surface, increasing the density of drilling in the deposit, and adding to the geotechnical and geochemical characterization of the deposit.

From 1963 to 1997, a total of 155,000 metres had been drilled in 452 holes.

Six core holes totaling 1,762 metres were drilled in 2007 for metallurgical purposes. The purpose of this program was to provide sufficient material representative of the various alteration zones anticipated to be encountered in the first six years of production.

Sampling, Analysis, and Data Verification

Over 65,000 samples have been taken for analysis from drilling since 1969. All of the assays on drill samples have been performed by reputable, independent third party analytical laboratories.

Taseko implemented a quality control quality assurance (QAQC) program consistent with common industry practice after taking over the project in 1991. This program was in addition to the QAQC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Details of sample preparation, assay laboratories, security, and data verification used in the drill hole sampling and analytical programs is documented in the Prosperity Technical Report.

Mineral Processing and Metallurgical Testing

Progressive metallurgical studies over the period 1991 through 1993 included batch and locked cycle flotation tests on composites representing different areas of the deposit to determine achievable copper and gold recoveries and provide detailed concentrate analysis, grind-ability assessments, tailings settling tests, environmental data, and a cursory examination of the removal of deleterious elements from flotation concentrate.

In 1996 a run-in pilot plant was carried out as a precursor to a comprehensive pilot plant; its main objectives to establish basic operating parameters and generate material for initial environmental testing.

In 1997 a pilot plant campaign included batch and locked cycle tests as well as pilot plant runs carried out on composites prepared representing different zones of the deposit. It also included grinding test work, detailed analysis of concentrates, generation of environmental data, tailings settling tests, and concentrate settling and filtration tests.

A test work program was completed in 2008 to investigate the metallurgical performance of Prosperity mineralization at coarser regrinds and alternate regrind flow sheets. This work was conducted on core from the 2007 drilling campaign that represented years 1 through 4 mill feed.

The results support estimated life of mine recoveries of copper and gold recoveries of 87% and 69% respectively using conventional flotation methods.

Estimated average concentrate grades over the mine life are 24% copper, 35 g/t gold and 89 g/t silver. Smelter penalties are anticipated for arsenic, antimony, and mercury.

Additional details with respect to metallurgical test work can be found in the Prosperity Technical Report.

Mineral Resource and Mineral Reserve Estimates

The mineral resources and mineral reserves are as documented in the 2009 Prosperity Technical Report.

The reserve estimate uses long-term metal prices of US$1.65/lb for copper and US$650/oz for gold and a foreign exchange of C$1=US$0.82.

The proven and probable reserves are tabulated in Table 7 below.

Table 7: Prosperity Mineral Reserves at CDN$5.50 NSR/t Pit-Rim Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)	Recoverable Gold Ounces (millions)	Recoverable Copper Pounds (billions)
Proven Probable	481 350	0.46 0.35	0.26 0.18	5.0 2.7	2.4 1.2
Total	831	0.41	0.23	7.7	3.6

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

The following section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The mineral resources shown in Table 8 include the mineral reserves shown in Table 7. Resource estimates are based on a copper cut-off of 0.14% .

Table 8: Prosperity Mineral Resources at 0.14% Copper Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured Indicated	547.1 463.4	0.46 0.34	0.27 0.21
Total	1,010.5	0.41	0.24

Mining Operations

The proposed mine plan utilizes a large-scale conventional open pit mining and milling operation. Following a one and a half year pre-strip period, total material mined from the open pit over years 1 to 31 averages 170,000 tonnes per day at a life-of-mine strip ratio of 1.5:1. A declining net smelter return cutoff is applied to the mill feed, which defers lower grade ore for later processing. The stockpiled ore is processed in the final years of the mine plan.

Processing and Recovery Operations

The processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12 meter diameter SAG mill, two 7.9 -metre diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33-year mine life.

The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at Gibraltar Mines Ltd.’s existing facility near Macalister for rail transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Infrastructure, Permitting and Compliance Activities

Power is proposed to be supplied via a new 124 kms long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. The Company does not yet have rights of way or approvals to construct facilities to provide electricity to the site. Ample water is available nearby for a mining operation.

The Canadian National railway services Williams Lake and has rolling stock available to move concentrates by rail to points of sale in North America.

Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the mine site, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities.

The project would employ up to 460 permanent hourly and staff personnel. In addition, approximately 60 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and busing.

The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Between 2009 and 2010, the British Columbia Environmental Assessment Office (“EAO”) led a review of the Project in a coordinated manner with the Canadian Environmental Assessment Agency (“CEAA”).

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the Province of BC.

The Federal process was conducted by a three-person panel, whose findings were in certain respects similar to the conclusions reached in the Provincial Environmental Assessment, although they were not mandated to assess positive economic and social value generated by the project. In July 2010, the panel submitted its final report to the Federal Government.

In November 2010, the Federal Minister of Environment announced that the Prosperity mine project, as proposed, would not be granted federal authorizations to proceed. The Company reviewed and revised its plan and put forth a new design proposal, the New Prosperity project, which included the preservation of Fish Lake by relocating the tailings storage facility and modifying the water management plan. This design addressed the concerns identified during the federal review process, and in February, 2011 the Company submitted a project description for the New Prosperity project to the Federal Government.

In June 2011, Taseko submitted an application to the EAO to amend the Environmental Assessment Certificate in accordance with the New Prosperity project description

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel (the “Panel”) established for the federal environmental assessment of the project. Following the public hearings conducted in Williams Lake and several First Nation communities in the region in July and August 2013, the Panel prepared their report and submitted it to the Federal Minister of the Environment on October 31, 2013.

The Panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas provided effective mitigation was undertaken but found significant adverse environmental effects were likely in relation to three matters: (i) water quality in Fish Lake and Wasp Lake; (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems; and (iii) Tsilhqot’in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013, the Company filed an application for judicial review in the Federal Court, seeking to set aside certain findings of the Panel report. The Company is asking the court for a declaration that certain findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness and the rules of natural justice.

On February 26, 2014, the Minister of the Environment announced her conclusion, based on the Panel report, that the New Prosperity Mine project is likely to cause significant adverse environmental effects that cannot be mitigated In accordance with the requirements of the Canadian Environmental Assessment Act, 2012, she referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014. The Company is also seeking a declaration that certain sections of the Canadian Environmental Assessment Act, 2012, are in whole or in part beyond the powers of the Federal government under the Constitution Act, 1867.

On August 21, 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action for damages. The motion was denied with the court suggesting that the company’s concerns were best dealt with in the judicial review process.

On January 14, 2015, the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate for Prosperity. The original Prosperity Environmental Assessment Certificate from the Province of British Columbia is subject to an ongoing amendment process to reflect the changes made in the New Prosperity mine design.

On February 12, 2016, the Company filed a civil claim in British Columbia Supreme Court against the Canadian Federal Government seeking damages in relation to the February 25, 2014 decision concerning the New Prosperity Project. The lawsuit claims, among other things, that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

Capital and Operating Costs

The direct and indirect capital cost to bring the Prosperity Project into production at a design ore throughput rate of 70,000 tonnes per day was estimated in 2009 to be $814 million as summarized in Table 9.

Table 9: Pre-production Capital Cost

Description	(in millions)
Site Preparation	$10
Mining	$68
Crushing, Conveying & Stockpiling	$52
Concentrator	$227
Tailings Disposal & Reclaim Water	$22
Site Infrastructure	$96
Offsite Infrastructure	$55
Total Direct Costs	$530
Total Indirect Costs	$161
Owners Costs	$19
Contingency	$104
Total Project Costs	$814

The capital cost estimate is expressed in constant 2nd quarter 2009 Canadian dollars using exchange rates of $US:$CDN of 0.95 and $EURO:$CDN of 0.65.

The sustaining and additional equipment capital cost estimate was $701 million over the operating life-of-mine and is summarized in Table 10.

Table 10: Life of Mine Sustaining Capital Cost

Description	(in millions)
Additional Mining Equipment	$248
Equipment Replacement	$274
Tailings	$113
Concentrator and Infrastructure	$30
Closure	$36
Total	$701

The operating costs for the Prosperity Project, including mining, milling, and general and administrative costs have been estimated in 2nd quarter 2009 Canadian dollars and include no allowance for escalation or exchange rate fluctuations.

The average project site operating cost for the 33 year life-of-mine was estimated to be $7.51/tonne of ore milled.

The estimated life of mine average unit costs for each major operating area are shown in Table 11.

Table 11: Life-of-Mine Unit Costs

Operating Category	Site Operating Cost ($/tonne)
Mining	$3.14
Milling	$3.85
General and Administrative	$0.52
Total	$7.51

The 2009 Prosperity Technical Report used metal prices of US$650/oz gold, US$10.00/oz silver, and US$1.65/lb copper, and an exchange rate of $0.82 USD per CDN$. These were conservative values, well below long term forecast prices at the time and were used solely as the basis for determining the mineral reserve.

Key indicators derived from an economic analysis of the project at reserve metal prices only are summarized in Table 12 and are in constant 2nd quarter 2009 CDN$.

Table 12: Key Reserve Indicators

Total copper production	1,655,000 tonnes/3,648,000,000 lbs
Total gold production	7,720,000 troy oz
Total silver production	19,800,000 troy oz
Mine Life	33 years
Pre-tax return on investment (ROI)	10.0%
Pre-tax payback period	8 years
Annual average net pre-tax cash flow (years 1-33)	$100,000,000
Pre-tax NPV (@7.5%)	222,000,000
Pre-production capital cost	$814,000,000
LOM sustaining capital	$701,000,000
LOM average site operating costs	$7.51/t ore processed
LOM average off property costs	$3.06/t ore processed
LOM average cost (net of by-product credits)*	US$0.59 per lb Cu produced

*Total site and off property costs including all TC/RCs and transportation

The basis for capital and operating cost estimates are documented in the 2009 Prosperity Technical Report.

Exploration, Development, and Production

Taseko’s current focus is on pursuing both judicial reviews, the civil action, and the provincial Environmental Assessment Certificate Amendment for Prosperity.

The Company is evaluating the current project design and potential tailings alternatives to achieve the best environmental protection in terms of both dam stability and potential impacts to water quality. The evaluation considers best practices and best available technologies, tailings storage locations, and water balance. The evaluation will be consistent with the province’s requirement for all projects to undergo an assessment of alternative means of undertaking the project with respect to options for tailings management and will clarify any previous misconceptions with respect to all aspects of seepage control and water management.

Aley Project

Current Technical Report

Unless stated otherwise, information of a technical or scientific nature related to the Aley Project contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014, (the “Aley Technical Report”) prepared by Scott Jones, P.Eng, Keith Merriam, P.Eng, Greg Yelland, P.Eng, Robert Rotzinger, P.Eng., and Ronald G. Simpson, P.Geo, each of whom is a Qualified Person as defined by NI 43-101 (Disclosure Standards for Mineral Projects), filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Simpson and Mr. Yellend are independent of the Company.

Project Description, Location, and Access

Niobium is a metal used in high strength low alloy steels which are required to manufacture automobiles, bridges, pipes, jet turbines and other high technology applications. Ninety percent of niobium enters the market as ferroniobium (FeNb); 15% of all steel produced worldwide contains FeNb. The increase in demand for FeNb has resulted largely from the overall growth in the global steel market. Demand for ferroniobium has grown at approximately 5-7% per annum in recent years and Taseko anticipates that growth to continue over the next 10 years. Currently, 90% of the world’s niobium is supplied by three mines: CBMM (Companhia Brasileira de Metalurgia e Mineração) and Anglo American of South America Ltda. mines in Brazil, and the Niobec mine operated by Magris Resources in Quebec, Canada.

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56 27’N and longitude 123 13’W, approximately 140 kms north northwest of the Municipality of Mackenzie. Logging roads from Mackenzie provide access to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kms from the Ospika Camp and is currently accessed via helicopter.

The Aley property consists of one mineral lease valid until at least December 2045 as long as annual renewal fees are paid, and one hundred and eleven mineral claims covering the mineral rights for approximately 470 square kms. Six claims are in good standing until September, 2016 while the balance are in good standing until at least October 2025. It is intended that the lease and claims will be renewed prior to their renewal fees being due (in the case of the lease) and prior to their expiry in the case of the claims.

There are no title encumbrances, surface rights issues or legal access obligations that must be met in order for Aley Corporation to retain this property. The Aley Property is not subject to any royalty terms, back-in rights, payments or any other agreements or encumbrances.

As this is a green-field project, there are no existing environmental liabilities on the property and there has been no development at the site. When additional site work is required, permit applications will be made. The Company does not hold any surface rights.

History

Cominco Ltd. (“Cominco”) acquired the property in 1980 after following up on base metals soil anomalies in the northern part of the property. Samples collected in the Aley area showed evidence of carbonatite including niobium mineralization. Cominco staked a series of claims from 1982 through 1986.

Cominco field work from 1983 through 1986 included access trail construction, ground magnetic and scintillometer surveys, geologic mapping, soil and rock chip sampling and drilling of 19 core holes (3,046 metres). Preliminary metallurgical work followed in 1983-85 using material from a 5 ton bulk sample.

Following the acquisition of control of the mineral claims by Aley Corporation in 2004, exploration efforts concentrated on trench sampling for metallurgical material and the confirmation of previous geology and drill hole collar locations.

In 2006, metallurgical test work was conducted by on surface samples blasted from the Saddle and Central Zone trenches for metallurgical work.

In June 2007, Taseko acquired 100% of the Aley niobium project from Aley Corporation for total cash consideration of $1.5 million and 894,730 common shares then valued at $2.9 million. Taseko purchased the residual net smelter royalty for total cash consideration of $0.3 million and the issuance of units having a value at the time of $0.8 million (consisting of 240,000 common shares and 120,000 warrants).

From 2007 to 2011, Taseko completed three programs of helicopter supported exploration drilling comprising a total of 22,922 metres in 104 holes.

Drilling results through 2010 established an inferred mineral resource of 159 million tonnes grading 0.43% Nb2O5 using a cut-off grade of 0.2% Nb2O5.

Drilling results through 2011 established a measured and indicated resource of 286 million tonnes grading 0.37% Nb2O5 using a cut-off grade of 0.2% Nb2O5.

From 2011 to 2014, Taseko focused on metallurgical testing of the ore and developing a viable process for producing FeNb to support the pre-feasibility level design work completed in 2014. Environmental baseline data collection was also been carried out during this period.

Geological Setting, Mineralization, and Deposit Type

The Aley region lies within the Western Foreland belt of the Rocky Mountains. It is characterized by Early to Middle Paleozoic deep water carbonates and shales. The Aley Creek area lies near the eastern limit of Paleozoic volcanism and coarse clastic sedimentation in the Foreland Belt.

The Aley Carbonatite complex intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics) and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan with a diameter of approximately 2 kms and surrounded by a fenite aureole up to 500 metres. The complex is predominantly composed of dolomite carbonatite (CD) with minor calcite carbonatite (CC). Texturally, relationships suggest CD to be metasomatic in origin while CC is interpreted to be primary.

Niobium (Nb) bearing minerals at Aley are pyrochlore, fersmite and columbite, the latter two being alteration products of pyrochlore. Alteration at Aley has followed a general sequence: pyrochlore has altered to fersmite then fersmite has altered to columbite.

Exploration

The only non-drilling exploration work conducted by Taseko since acquiring the property is geologic mapping undertaken in 2009 and 2010 and geochemical mineralogical and petrographic characterization in 2010. This information was used to define targets in the 2010 and 2011 drill programs.

Drilling

In 1985 and 1986 Cominco drilled twenty diamond drill holes totaling 3,062 metres in the Central and Saddle Zones.

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for subsequent exploration work. No work was done on the Aley project in 2008 or 2009.

Taseko completed an exploration program in the summer of 2010, comprising geological mapping and 4,460 metres of diamond drilling in 23 holes in the Central Zone. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts ranged up to over 200 metres in length. Niobium mineralization intersected was highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling was open to expansion in at least three directions and to depth.

In 2011, 17,094 metres of drilling were completed in 70 holes. The objective of the drill program was the delineation of the continuity and extent of Nb mineralization in the Central Zone with infill drilling. The program also sought to establish a better understanding of the deposit geometry and the continuity and extent of Nb mineralization.

Condemnation and geotechnical drilling totaling 2,493 metres was completed in 2012. In addition 10 kms of access road right of way was cleared and 5 kms of road was established.

Sampling, Analysis, and Data Verification

The sample database for the Aley project contains results from 104 core holes drilled between 1985 and the end of 2011. The Central Zone has been tested by 98 holes all of which are entirely within the carbonatite complex. All of the assays on drill samples have been performed by reputable, independent third party analytical laboratories.

Taseko implemented a QAQC program consistent with common industry practice after taking over the project in 2007. This program was in addition to the QAQC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Details of sample preparation, assay laboratories, security, and data verification used in the drill hole sampling and analytical programs is documented in the Aley Technical Report.

Mineral Processing and Metallurgical Testing

The metallurgical testing that was used as the basis for design was conducted at SGS Laboratory in Vancouver, and at XPS in Sudbury from 2011 to 2014. The test program included: mineralogical work, liberation analysis, comminution test work, gravity work, magnetic separation, batch and locked cycle flotation programs and leach test work. The niobium concentrate produced from the work at SGS was sent to XPS for conversion test work.

The final flow sheet developed from the test work includes comminution, magnetic separation, flotation, leaching and final conversion.

The overall results from the series of tests conducted at the labs show that a process plant recovery of 71% was achieved in repeatable and stable locked cycle tests and a leach recovery average of 95% was achieved over all leach tests. The overall ferroniobium grade achieved was 63% Nb at a recovery to ferroniobium alloy of 65%.

Details of metallurgical test work is documented in the Aley Technical Report.

Mineral Resource and Mineral Reserve Estimates

The Company and its consultants carried out progressive engineering, metallurgical and environmental studies over the period 2011 to 2014, including completion of a pre-feasibility level study of the project in 2014.

The resulting mineral reserves using long-term metal prices of US$45.00/kg for niobium and an exchange rate of US$0.90/C$ 1.00 are shown in Table 13.

Table 13: Aley Mineral Reserves at 0.30% Nb2O5 Cut-off

Category	Tonnes (millions)	Nb2O5 (%)
Proven Probable	44 40	0.52 0.48
Total	84	0.50

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The Resource Estimate is documented in the technical report titled “Technical Report Aley Carbonatite Niobium Project Omineca Mining District British Columbia, Canada” by Ronald G. Simpson, P. Geo., dated March 29, 2012, filed on www.sedar.com. That information remains current as there have been no additional relevant exploration results since that time within the resource area. The mineral resource for the Aley Deposit is summarized in the Tables 14 for a range of cut-off grades with the base case of 0.2% Nb2O5 in boldface.

Table 14: Aley Mineral Resources

COG % Nb2 O5	MEASURED		INDICATED		MEASURED+INDICATED
	Tonnes 000's	% Nb2 O5	Tonnes 000's	% Nb2 O5	Tonnes 000's	% Nb2 O5
0.10	137,373	0.36	215,145	0.31	352,518	0.33
0.15	126,769	0.38	197,767	0.33	324,536	0.35
0.20	112,651	0.41	173,169	0.35	285,820	0.37
0.25	96,183	0.44	131,999	0.39	228,182	0.41
0.30	81,377	0.47	102,966	0.42	184,343	0.45

COG % Nb2 O5	INFERRED
	Tonnes 000's	% Nb2O5
0.10	177,350	0.29
0.15	168,733	0.30
0.20	144,216	0.32
0.25	97,891	0.37
0.30	68,976	0.41

The mineral resources shown in Table 14 include the mineral reserves shown in Table 13.

Mining Operations

The mining method planned is a conventional open pit with equipment sized and fleet requirements determined to meet the required production rate.

The designed pit is subdivided into 2 phases, the first phase mining down the east ridge, the second phase mining the west and north ridges and down to the bottom of the pit. Using the 2 pit phases, a 24 year production schedule has been developed. For the final 4 years of the mill production under this plan, mining will have been completed from the pit and all mill feed will be from the stockpile.

The mine plan and production schedule were developed for a 10,000 tonnes per day mill feed operation and results in a life of mine strip waste:ore ratio of 0.5 to 1.

Processing and Recovery Operations

The processing plant has been designed with a nominal capacity of 10,000 tonnes per day. The plant consists of a three stage comminution circuit that consists of a semi-autogenous grinding (SAG) mill, a ball mill, and a fine grinding mill with the appropriate size classification circuits. Final comminution product is fed to the concentration plant, details of which are proprietary and confidential. An upgraded concentrate from the concentrator is fed to a leach facility for further processing, while waste streams produced in the concentrator are recombined and pumped to a tailings storage management facility. Leached concentrate residue is then processed through a calciner and proceeds to ferroniobium conversion. Converter waste is stored in a secure containment facility and final product ferroniobium is delivered to market.

Expected life-of-mine overall niobium metallurgical recovery is 63% with annual production averaging approximately 14 million kilograms of FeNb which is equivalent to approximately nine million kilograms of contained niobium over the 24 year mine life.

Infrastructure, Permitting, and Compliance Activities

The ferroniobium will be hauled with highway trucks to a transfer station in Mackenzie for rail or truck transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Power is proposed to be supplied via a new 150 kms long, 138 kV transmission line from the BC Hydro Morfee substation in the community of Mackenzie. Infrastructure would also include the upgrade of sections of the existing road to the site, an on-site camp, equipment maintenance shop, administration office, concentrator and converter facilities, warehouse, and explosives facilities.

The project would employ up to 325 permanent hourly and staff personnel. In addition, contractor personnel would be employed in areas including catering, and goods and personnel transportation.

On September 19, 2014, the British Columbia Environmental Assessment Office (“EAO”) issued a Section 10 Order under the British Columbia Environmental Assessment Act, initiating the provincial environmental assessment process for the Project.

On November 24, 2014, the Canadian Environmental Assessment Agency determined that a federal environmental assessment was required, issued a Notice of Commencement, and approved British Columbia’s request for Substitution under the Canadian Environmental Assessment Agency 2012. As a result the province will conduct the assessment and Aboriginal consultation on behalf of the Federal government.

On December 31, 2014, British Columbia issued a Section 11 Order under the Environmental Assessment Act describing the scope of the Aley project subject to the environmental assessment, identifying the Aboriginal Groups requiring consultation, and directing Taseko to draft Application Information Requirements (“AIR”) for the environmental assessment application.

Capital and Operating Costs

A summary of the estimated pre-production capital costs estimated for the project is $870 million and is summarized in Table 15.

Table 15: Summary of Capital Costs

Area	Capital Cost (in millions)(1)
Mining Equipment	$ 25
Capitalized Pre-Production Costs	$ 38
Process Plant - Concentrate	$ 166
Process Plant - FeNb Converter	$ 97
Sand Storage & Water Reclaim	$ 50
Ancillary Facilities	$43
On-Site Infrastructure	$ 62
Off-Site Infrastructure	$ 86
Subtotal Direct Costs	$ 569
Indirect Costs	$ 145
Owner’s Costs	$ 46
Contingency	$ 110
Subtotal for Indirect Costs	$ 301
Total	$ 870

(1) Totals may not add due to rounding.

Life of Mine sustaining capital costs are estimated at $80 million.

All costs shown are in Q3 2014 Canadian dollars. No allowances have been made for escalation, interest and financing, taxes or working capital in the capital cost estimate.

Estimated average operating costs are summarized in Table 16.

Table 16: Summary of Site Operating Costs

Operating Category	Operating Cost ($/tonne)
Mining	$4.63
Processing	$44.90
General and administrative	$6.05
Off-site Costs	$2.62
Total	$58.20

The basis for capital and operating cost estimates are documented in the Aley Technical Report.

A list of the main assumptions and inputs to the economic analysis of the Aley project are listed below:

•	Pre-production capital costs $870 million;

•	Life of Mine sustaining capital costs of $80 million;

•	Total operating costs of US$24/kg Nb;

•	Long-term Nb price of US$45/kg; and

•	Exchange rate of Cdn$1.00=US$0.90.

The following pre-tax economic indicators are derived from the base case life of mine cash flow:

•	Net Present Value = $860 million (8% discount rate);

•	Internal Rate of Return on Investment = 17%; and

•	Payback Period = 5.5 years.

Exploration, Development, and Production

The Company is currently preparing the draft Application Information Requirements (“AIR”) for the Environmental Assessment. The EAO has established a Working Group, comprising of representatives of CEAA, government agencies, First Nations, and local governments. This group will provide input on aspects of the environmental assessment including the AIR.

Environmental monitoring of surface and groundwater baseline conditions and geochemical characterization of ore, waste rock, and tailings in support of the Environmental Impact Statement is ongoing. Although the majority of the ongoing work on the Aley project is environmental assessment related, some additional metallurgical process optimization work commenced in the fourth quarter of 2015. This work consists of evaluating alternatives for both the hydrometallurgical and pyrometallurgical portions of the project flow sheet. An internal review of the project metallurgical testing and flow sheet development identified these process steps as having significant potential to reduce both the project preproduction capital cost and the operating costs.

Florence Copper Project

2013 Technical Report

Unless stated otherwise, the information of a technical or scientific nature related to the Florence Copper Project contained in this AIF is summarized or extracted from the technical report entitled “Florence Copper Project, NI 43 101 Technical Report, Pre Feasibility Study, Florence, Pinal County, Arizona, USA” dated March 28, 2013 which is filed on www.sedar.com under Taseko’s subsidiary Curis Resources Ltd.’s profile. For the purposes of this AIF, Richard Zimmerman, SME RM, an independent Qualified Person, as defined by NI 43-101 (Disclosure Standards for Mineral Projects), has reviewed and certified the disclosure herein.

Project Description, Location and Access

The Florence Copper Project is an advanced-stage oxide copper project controlled 100 percent by Taseko Mines Limited. The project hosts a shallowly buried porphyry copper deposit that is amenable to in-situ copper recovery (“ISCR”) and solvent extraction-electrowinning (“SX/EW”) copper production.

The Florence Copper Project (or “Florence Copper”) is located in the Sonoran Desert of Pinal County in south-central Arizona at latitude 33 02’ 49.07” North and longitude 111 25’ 47.84” West within the limits of the Town of Florence. The Florence Copper site entrance is 22.5 kms by paved highway from Interstate 10 and can be accessed from the center of the Town of Florence via 5.5 kms of highway (AZ-79 and Hunt Highway). The Copper Basin Railway, a federally regulated shortline railroad, is located 100 feet north of Hunt Highway adjacent to the project site and provides rail access between the town of Winkelman and the Union Pacific Railroad at the Magma loading station near Interstate 10.

The Florence Copper property is 1,341.6 acres and consists of two contiguous parcels of land. Florence Copper owns surface and subsurface rites to 1,182.1 acres of patented land held in fee simple that includes the majority of the project area. The patented land is subject to annual property taxes and falls within the jurisdiction of the Town of Florence for zoning and land use. Florence Copper also holds Arizona State Mineral Lease 11-26500 that includes approximately 159.5 acres of surface and subsurface mineral rights on Arizona State Trust Lands, which is not subject to the jurisdiction of the Town of Florence for land use. The Arizona State Mineral Lease was renewed after the issue date of the Florence Copper Technical Report and is valid until December 12th, 2033 subject to payments of an annual rental fee and a royalty, see details below, on any copper production from the land. The Arizona State Mineral Lease is currently in good standing and the State Trust Lands overlie approximately 42 percent of the targeted copper resource.

There are three separate royalties applicable to Florence Copper. The land subject to Arizona State Mineral Lease 11-26500 is subject to a royalty payable to the State of Arizona based on a percentage (between 2% and 8% according to a “Copper Index Price”) of the gross value of minerals produced. A 3% “Net Returns” royalty on the entire property is payable to Conoco Inc. and a 2.5% “Net Profits Interest” royalty applicable to the patented land is payable to BHP Copper Inc.

Although there are some limited environmental liabilities on the project site relating to historical mining and exploration activities conducted by previous owners, these are managed by the company and do not pose a risk to access, title or the ability to perform work on the project.

The patented land portion of the project is currently the subject of a legal non-conforming use litigation which may affect the company’s ability to access the portion of the deposit on the patented land. Further legal details are included in the section of this report entitled Legal Proceedings and Regulatory Action.

History

The project has had four previous owners whose primary business is exploration and mining development including Continental Oil Company (“Conoco”), Magma Copper Company (“Magma”), BHP Copper Inc. (“BHP”) and Curis Resources Ltd. (“Curis”). BHP conveyed the land constituting the Florence Copper Project to Florence Copper Inc. on May 26, 2000. Florence Copper Inc. was then sold to Merrill Mining LLC of Atlanta, Georgia, effective on December 5, 2001. The patented land owned by Florence Copper, Inc., including land forming part of the Florence Copper Project, was acquired in July 2004 by Roadrunner Resorts, LLC, and in January 2006 by WHM Merrill Ranch Investments, LLC. On March 10, 2009, the patented land was conveyed in foreclosure proceedings to The Peoples Bank. On October 28, 2009, Merrill Ranch Properties, LLC acquired the patented land from The Peoples Bank. On December 17, 2009, Curis Arizona purchased the surface rights and all of the mineral rights to the patented land constituting the Florence Copper Project from Merrill Ranch Properties, LLC. On January 8, 2008, Felix-Hunt Highway, LLC acquired Florence Copper, Inc., the lessee under the Arizona State Mineral Lease 11-26500. On February 24, 2010, Curis Arizona obtained assignment of Arizona State Mineral Lease 11-26500. Curis Resources Ltd. was acquired by Taseko Mines Limited on November 17, 2014.

Conoco discovered the Florence Copper deposit in 1970 while executing an exploratory drilling program southwest of Poston Butte. From 1970 to 1977 Conoco completed 189,172 metres of exploration drilling in 612 drill holes. In 1974, Conoco sunk a shaft and mined over 50,000 tons of primarily mineralized quartz monzonite from a single-level, underground mine designed for metallurgical and geological testing. Metallurgical testing of the recovered material was performed using a small plant built on the property. These mine shafts are now capped at the ground surface and the mine is flooded.

Magma acquired the property from Conoco in July 1992 and initiated a Pre-Feasibility Study in January 1993 to verify the Conoco work and to determine the most effective technology for extracting copper from the deposit. The results from copper resource modeling, metallurgical testing, material property testing, and financial analysis supported the conclusion that the application of in-situ leaching and SX/EW to produce cathode copper was the preferred method to develop the Florence Copper deposit. Magma also completed 44,784 metres of exploration drilling in 173 drill holes over the period from 1994 to 1996.

In January 1996, Broken Hill Proprietary Company Limited of Australia acquired Magma and created BHP. In 1998, BHP conducted a multi-month, field optimization ISCR test to demonstrate hydraulic control, gather copper recovery and other technical data for final feasibility. The outcome of the study confirmed to regulatory agencies that production wells could be efficiently installed into the mineralized zone, hydraulic control of the injected and process solutions could be maintained and documented, and that the ISCR method was a viable method for copper extraction at Florence Copper. BHP also completed 5,073 metres of exploration drilling in 21 drill holes in 1997.

After completing the acquisition of Florence Copper in February 2010, Curis conducted 2,363 metres of drilling in 6 drill holes to verify previous results, provide metallurgical samples and information for further project development. Curis performed detailed data verification and generated a new resource model for the project as well as undertaking a metallurgical program focused on simulating in-situ conditions by using whole core box leach tests. This work formed the basis for the pre-feasibility level study which is the 2013 Florence Copper Technical Report.

Geological Setting, Mineralization and Deposit Types

The Florence Copper Project hosts a porphyry copper deposit consisting of a large core of sulfide copper mineralization underlying a zone of oxide copper mineralization. The deposit formed when numerous dike swarms of Laramide granodiorite porphyry intruded Precambrian quartz monzonite near Poston Butte. Hydrothermal solutions associated with the intrusion altered the host rock depositing copper and iron sulfide minerals in the strongly faulted and fractured rocks.

Mid-Tertiary Basin and Range extensional faults subsequently elevated and isolated much of the Florence Copper deposit as a horst block and this block as well as the downthrown fault blocks were exposed to weathering and erosion. The centre of the deposit was eventually eroded to a gently undulating surface and the deposit was buried due to regional erosion processes to a depth of approximately 130 metres. During this period of erosion and deposition, a clay layer was deposited approximately 18 to 30 metres above the bedrock surface that impedes the mixing of groundwater between the near surface aquifer and the deeper aquifer hosting the mineralized zone.

The main sulfide minerals are chalcopyrite, pyrite and molybdenite with minor chalcocite and covellite. Pyrite is usually subordinate to chalcopyrite (ratios of 1:1 to 1:3) and both are found in veinlets and as disseminated grains. Molybdenite occurs as discrete grains or as a film on fracture surfaces. The supergene chalcocite blanket is very thin and irregular and in most instances the transition from the sulfide zone to the oxide zone is quite abrupt.

Mineralization in the highly-fractured oxide zone consists primarily of chrysocolla with lesser “copper wad,” tenorite, cuprite, native copper, and trace azurite and brochantite. The majority of the copper occurs as chrysocolla in veins and fracture fillings, while the remainder occurs as copper-bearing clays in fracture fillings and former plagioclase sites. The average thickness of the oxidized zone is approximately 120 metres.

Exploration

Substantial exploration work has been undertaken on the Florence Copper site by previous owners including drilling (exploration, assessment, condemnation, geotechnical and environmental), underground mine development, geophysical surveys and mineralogy studies.

Over the period since Taseko acquired the Florence Copper project, the company has not conducted any exploration work on the property, its activities concentrating on permitting and engineering.

Drilling

Drilling on the site has been undertaken by means of core drilling, RC rotary drilling and conventional rotary drilling. Conoco developed a detailed geologic core logging protocol in the early to mid-1970s and subsequent geologists have continued to use this method, with slight modifications, to maintain continuity of the geologic data produced.

Since 2009, work on the property has been focused on the site’s potential copper production through ISCR which has included the drilling of 6 holes to obtain samples for metallurgical testing and engineering studies to support planning for project development.

Drilling performed on the property is summarized in Table 17 below.

Table 17: Drilling by Company

Company	# of Drill Holes	Core Length (metres)
Curis Resources (2011)	6	2,363
BHP Copper (1997)	21	5,073
Magma Copper Company (1994-1996)	173	44,784
Conoco (1970-1977)	612	189,172
Other	5	1,133
Total	817	242,525

Source: Compiled by SRK, 2011. 612 Conoco drill holes are included in the project database. An additional 74 shallow assessment holes drilled by Conoco in distant sections are not included in the project database.

Sampling, Analysis and Data Verification

Sampling protocols were developed by previous owners to ensure consistency and mitigate bias. Sampling consisted of core sample and cuttings from drilling, as well as bulk samples obtained by the underground working. Core samples as well as conventional rotary and reverse circulation drill cuttings were all assayed, although assays for conventional rotary cuttings were considered unreliable and used only for geological control. Core samples provide the most representative, unbiased samples of the mineralized materials encountered in the borehole.

Assays of drill samples were conducted by various laboratories under the supervision of Arizona-registered assayers and laboratory managers. The “San Manuel Method” was consistently used by Magma, BHP and outside laboratories contracted for the analysis of percent acid-soluble copper content in the Florence drill and metallurgical test samples.

Data verification has been performed by each company conducting exploration and development at the Florence Copper site. Analytical results from the 2011 Curis metallurgical and confirmation drilling program indicated copper concentrations similar to those collected from prior drilling programs performed in the same areas. Historical drill core and pulps are stored at the Florence Copper site in a secure facility.

An external review, conducted by SRK Consulting, concluded that the sampling, analysis and data verification conducted on the Florence Copper site followed industry standard practice and that the resultant drill hole database, including assays and other information, is of high quality and has been sufficiently verified.

Mineral Processing and Metallurgical Testing

Table 18 below summarizes the historical metallurgical programs carried out for the Florence Copper project. Details of the historical programs are provided in the current project technical report.

Table 18: Florence Metallurgical Program History

Test Program	Laboratory	Purpose	Timeframe
Conoco	Hazen	Agitation leach and vat leach process development	1971-1974
Magma Small	McClelland	Heap leach and in-situ recovery comparison testing	1994
Column
Magma APP	Brown & Caldwell	Enviro. Permit Data: Acid neutralization capabilities,	1995
Column		PLS composition
Magma Large	Magma San	Acid cure (135-150 g/l sulfuric) testing	1995
Column	Manuel
BHP Scoping	METCON	Determine optimum acid concentrations	1996
BHP Phase 1	METCON & BHP	Test synthetic raffinate on various mineralized types	1997
	San Manuel
BHP Phase 2	BHP San Manuel	Test solution stacking & alternative lixiviants	1997
		(AlSO4)
Curis Phase 1	METCON	Confirm optimum acid concentrations and recovery	2011-2012
Curis Phase 2	METCON	Confirm optimum acid concentrations and recovery	2012
Curis Phase 3	METCON	Confirm optimum acid concentrations and recovery	2012

The metallurgical test programs commissioned by Curis and performed by METCON Research of Tucson, Arizona (“METCON”) in the period from 2011 through 2012 form the basis of the metallurgical projections used in the Florence Copper Technical Report. The goal of this program was to simulate in-situ leaching of Florence copper oxide material by advancing relatively low pressure flows of dilute sulfuric acid solution through intact pieces of drill core material. Physical examination of the leached core showed no signs of preferential solution pathways suggesting that the contact between the leach solution and mineralized material was thorough and showing strong evidence for diffusion as an effective mechanism for liberating copper.

METCON derived copper extraction curves based on all of the boxes leached with 10 grams per liter of free sulfuric acid. A composite copper extraction curve was calculated by METCON, based on 195 days of leaching. The resulting curve projects that copper extraction at 422 days will exceed 80% and asymptotically approaches 83.4% . The projected copper extraction was converted to a projection of copper recovery by applying factors for sweep efficiency and solution recovery indicating that overall copper recovery for the project will be approximately 70%, as detailed in the Florence Copper technical report.

Subsequent to the completion of the technical report a new apparatus was developed, the pressurized rinse test (“PRT”), which allows test leaching and rinsing of intact core at the pressures that will exist in the field. The PRT was designed to allow further testing and optimization of the post leaching rinse stage as well as providing additional whole core leach data. The PRT apparatus is also amenable to significant scale up by running test cells in series. This ongoing test work reached a milestone in the fourth quarter of 2014 with the completion of the leaching stage of a series PRT leach and rinse test. This series PRT is designed to provide additional scale up data to confirm and refine the Florence Copper technical report metallurgical models. The series PRT consists of seven pressure leach and rinse apparatus connected in series allowing over fourteen feet of whole core to be contacted by process and rinse solutions. This test represents an order of magnitude increase in formation contact time versus the core box tests used for the Florence Copper Technical Report. The data from the leaching phase of this series test has provided confirmation of two key economic parameters (pregnant leach solution grade and acid consumption) from the Florence Copper Technical Report. In addition, the leach kinetics observed in the series test conformed to expectations, with the leaching taking approximately seven months to complete. The rinsing phase of the series test continues and is forecast to be completed by mid-2016. To date, rinsing results have closely followed the technical report predictions.

Mineral Resource and Mineral Reserve Estimates

The Florence Copper mineral reserves, as defined by the Florence Copper Technical Report, are based on processing the oxide zone material via ISCR. The reserves utilize a long-term copper price of US$2.75 and the reserve estimate is presented in Table 19 below. There are currently no Proven reserves and the Probable reserve estimate includes the resources categorized as Measured and Indicated for oxide material within the resource boundary. The Probable reserve estimate does not include the inferred resources within the resource boundary.

Table 19: Probable Reserve Estimate at 0.05% TCu Cut-off

Tons	339,953,000
TCu Grade (%)	0.358
Contained Copper (lb)	2,435,400,000
Recoverable Copper (lb)	1,698,000,000

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

The following section uses the terms “measured” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all mineral deposits in these categories that are not already classified as “reserves” will ever be converted into reserves.

The Florence Copper mineral resource is summarized in the Table 20 and includes the mineral reserves included in Table 19 above. Only oxide mineralization in bedrock is included in the estimates as sulfide mineralization is not considered potentially recoverable by ISCR methods and is consequently not included in either the current mineral resource or reserve estimates.

Table 20: Florence Project Oxide Mineral Resources

All Oxide in Bedrock (0.05 %TCu cutoff)
Class	Tons	Grade	Cu (in lbs)
Measured	296,000,000	0.354	2,094,000,000
Indicated	134,000,000	0.279	745,000,000
M+I	429,000,000	0.331	2,839,000,000
Inferred	63,000,000	0.235	295,000,000

Note: All oxide includes the entire copper oxide zone and iron-oxide leached cap zone including the top 40-foot of bedrock (bedrock exclusion zone). Contained metal values assume 100% metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

Mining Operations

The mining method proposed for Florence Copper is in-situ copper recovery (ISCR) which is an extraction method used for selected mineral deposit conditions as an alternative to open pit or underground mine methods. The Florence Copper deposit is amenable to the ISCR method due to the high degree of fracturing in the oxide zone, connectivity of the fractures, acid soluble copper mineralization that occurs on the faces of the fractures, and host rocks as well as deposit hydrologic conditions which are favorable for leaching operations.

The ISCR process involves drilling wells into the mineralized material and circulating a dilute low pH lixiviant solution (consisting of over 99% water) through the ore between injection and recovery wells. The lixiviant solution dissolves the targeted copper minerals and the resulting copper rich solution is processed in a conventional SX/EW plant where the copper is removed from the solution and plated as cathode copper.

The ISCR method does not require the large scale movement of waste rock or ore and has minimal impact on the site topography. The project well field design includes a surrounding network of perimeter wells and monitoring wells to ensure that the process solutions remain in the mineralized zone and, when leaching in an area is completed, the process solutions will be rinsed from the block to restore the ground water quality.

Processing and Recovery Operations

Copper recovery at Florence Copper will utilize conventional SX/EW technology to produce cathode copper from the copper-bearing leach solutions pumped from the ISCR well field. The planned commercial SX/EW plant is initially designed to handle a flow of 7,400 gpm with a recovered copper concentration of 1.8 grams per litre. After five years, the SX/EW plant is planned to be expanded to handle a flow of 11,000 gpm.

The planned processing plant and associated infrastructure will be located in the northeast corner of the State Land parcel. The process fluids are piped to and from the process plant in lined trenches.

The process consists of the following elements:

•	ISCR well field;
•	Lined PLS and raffinate ponds;

•	SX Plant with three mixer settlers, increasing to four in Year 5, for operation in Year 6;
•	Tank farm for handling process liquids;
•	EW Tankhouse;
•	Ancillary warehouse and maintenance facilities;
•	Water treatment plant and water impoundment facilities; and
•	Existing Administration Office complex near the eastern side of the site.

The expected copper recovery rate for the life of the project is approximately 70%.

Infrastructure, Permitting and Compliance Activities

Local infrastructure and vendor resources to support exploration, development, and mining in the project area are excellent. Exploration and mining service companies for the metals/non-metals, coal, oil and gas industries are located in Phoenix and Tucson as well as, at a greater distance, in Albuquerque, New Mexico and Denver, Colorado. Skilled manpower resources are readily available locally due to the area’s long history of copper exploration and mining.

The project site has an administration building, housing the project development personnel, as well as a warehouse building, equipment laydown yard and core storage facility. The project site is serviced from existing water wells for its’ potable water needs as well as for future process requirements. In addition, the site is also presently serviced with electrical power, trash pick-up, a septic system for sanitary wastes and full communication services including landline telephone, cellular telephone and internet services.

Site electrical power is currently provided by the San Carlos Irrigation Project. The Arizona Public Service also has high-voltage transmission lines that cross the property and is in the process of bringing power to a substation location on the State Trust Land portion of the project that will be able to serve the electrical demands of the project. Natural gas is available in the region from Southwest Gas approximately 2.5 kms east of the site.

The company has obtained, or is in the process of obtaining, the various permits required to authorize the Florence Copper Phase 1 Production Test Facility (“PTF”). The status of current permitting activities is provided below.

The Temporary Aquifer Protection Permit (“APP”) for the PTF issued in July 2013 by the Arizona Department of Environmental Quality (“ADEQ”) was subject to an appeal. As a result of the appeal an amendment application was submitted in March 2015 and this application is still under review by the ADEQ. Once the ADEQ issues a draft amended APP a 30-day public comment period would be undertaken prior to the issue of a final permit.

In December 2014, the Company announced the receipt of a draft Underground Injection Control (“UIC”) permit from the U.S. Environmental Protection Agency (“EPA”). The UIC permit regulates the construction and operation of Florence Copper's injection wells for the PTF. The public hearing for the draft permit was held on January 22, 2015 and the comment period was extended to April 2015. The EPA has since completed its review of all responses associated with the Memorandum of Agreement that is in accordance to the Section 106 National Historic Preservation Act.

The Company is continuing to work with the ADEQ in connection with the amendment to the APP, and with the EPA in connection with the UIC permit. These are the final two remaining permits required for construction and operation of the PTF. The timing of both these final permits is somewhat uncertain but the company anticipates they will be issued in the spring of 2016.

Capital and Operating Costs

The estimated pre-production capital cost for the Florence Copper commercial production facility is US$208 million. A summary of the major components of the capital cost estimate is presented in Table 21.

Table 21: Summary of Pre-Production Capital Cost Estimate

Item	Capital Cost (millions $US)
Well Field	$54
SX/EW Plant	$66
Utilities, Infrastructure and Ancillaries	$54
Owner’s Costs	$15
Total Construction Capital Costs	$189
Pre-Production Operating Costs	$19
Total Pre-Production and Capital Costs	$208

Sustaining capital expenditures during the production period were estimated to be US$627 million. This capital will be expended over a 22-year period and consists of US$512 million for well installation and equipping, US$28 million for well field infrastructure development, US$7 million for cultural resource mitigation, US$7 million for plant expansion in Year 5, and US$72 million for water treatment system expansion and construction of process water management impoundments.

Details of the basis for capital cost estimates can be found in the Florence Copper Technical Report.

The estimated average operating costs for Florence Copper over the life of mine is US$1.11 per pound of copper produced. Details of the estimated operating costs are presented in Table 22.

Table 22: Summary of Operating Cost Estimate

Item	Operating Cost ($US per lb copper)
Well Field	$0.34
SX/EW Plant	$0.25

General and Administration	$0.09
Owner’s Costs	$0.12
Total Operational Costs	$0.80
Royalties, Non-Profit based Taxes, Reclamation and Miscellaneous Costs	$0.31
Total Cash Production Costs	$1.11

The details of the basis for the project operating cost estimate are documented in the Florence Copper Technical Report.

The main assumptions and inputs to the base case economic analysis of the Florence Copper project are:

•	Total pre-production capital costs of US$208 million;
•	Life of mine sustaining capital costs of US$627 million;
•	Copper recovery of 70%;
•	Cash production costs of US$1.11 per pound of copper;
•	Expansion of the plant capacity from 7,400 gpm to 11,000 gpm in year 5;
•	Average realized copper price of US$2.82 per pound; and
•	Long term copper price of US$2.75 per pound.

The base case economic analysis of the Florence Copper project yields the following key economic indicators:

•	Project net present value of US$727 million at a 7.5% discount rate;
•	Internal rate of return of 36%; and
•	Payback period of 2.6 years.

Exploration, Development and Production

Development of the site is planned to occur in two phases. The first phase is construction and operation of the PTF which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility with expected average annual production of 68 million pounds of cathode copper. The Company is currently in the final stages of permitting for the PTF phase.

Legal

On September 28, 2012, the Arizona Department of Environmental Quality (“ADEQ”) issued Florence Copper an Aquifer Protection Permit (APP) for the development of a Production Test Facility (PTF), which involves the construction, operation and closure of a 24-well ISCR operation on the State Land portion of the Company’s project site. Following the completion of the required public comment and response period, on July 3, 2013 ADEQ issued to Florence Copper an appealable APP. On August 2, 2013 a single appeal to the Office of Administrative Hearings (“OAH”) was filed by the Town of Florence and others. OAH conducted an administrative hearing from March 18, 2014 through May 7, 2014. The Administrative Law Judge issued a recommendation to the Water Quality Appeals Board (“WQAB”) on September 29, 2014. On November 14, 2014, the WQAB issued its Final Order adopting most of the ALJ’s recommendations and remanded the APP to ADEQ to amend pursuant to the agency’s Significant Amendment process. On April 1, 2015, Florence Copper submitted to ADEQ an application to amend its APP in accordance with the WQAB’s ruling. ADEQ is expected to issue a draft Significant Amendment to the APP in spring 2016.

On March 4, 2013, the Florence Town Council enacted an ordinance authorizing and directing the town staff to initiate an eminent domain action against Florence Copper’s patented land held in fee simple. The ordinance did not include the 159.5 -acre State Trust Land parcel on which Florence Copper can operate for nine years, including the Phase 1 PTF and the initial years of commercial operations. On October 14, 2013, the Town of Florence filed suit in Pinal County Superior Court seeking a declaration that (a) Florence Copper does not have vested contractual rights or common law rights to conduct in-situ copper recovery mining on its private property, and (b) if such rights exist, the Town seeks to expropriate a legal non-conforming use within its Town boundaries through eminent domain. Florence Copper filed a motion to change the case venue and a motion to dismiss the eminent domain portion of the complaint. The motion to change venue was granted and the case was moved to the Complex Litigation Bench in Maricopa County Superior Court. On July 2, 2015, Florence Copper’s motion to dismiss the eminent domain claim was also granted. The remaining issue now pending in Maricopa County Superior Court is whether a legal non-conforming right to mine continues to exist on Florence Copper’s privately owned land. The Town filed a motion for summary judgment on the eminent domain issue in November 2015, however, Florence Copper requested, and the court agreed, that significant discovery must be undertaken before a ruling on the motion may be made. No hearing on the pending motion has been scheduled.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Changes in the market price of copper, gold and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper, but potentially gold and other metals and minerals. The market price of copper is volatile and is affected by numerous factors beyond our control, including:

•	Copper demand, especially from China;
•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions, including interest rates and currency values;

•	global mine supply of metal;
•	global demand for industrial products and jewellery containing metals; and
•	sales by central banks and other holders, speculators and producers of copper, gold and other
•	metals in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be adversely affected, which could negatively affect our results of operations.

A decrease in the market price of copper, gold and other metals would affect the profitability of the Gibraltar mine and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our financial condition and results of operations. Copper and gold prices have been near historical highs in recent years and there can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. If commercial quantities of copper, gold and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Fluctuations in foreign currency exchange rates could have an adverse effect on our results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the US dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar mine operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars. A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, adversely affect our financial condition, and may also affect our ability to finance our development projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;
•	industrial accidents;
•	machinery breakdown;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	structural cave-ins or slides;
•	flooding;
•	fire;
•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by insurance policies.

The need for infrastructure could delay or prevent us from developing our more advanced projects.

Completion of the development of our advanced projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of our advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of our projects will be commenced or completed on a timely basis, if at all;
•	the resulting operations will achieve the anticipated production volume; or
•	the construction costs and ongoing operating costs associated with the development of our advanced projects will not be higher than anticipated.

We are subject to extensive governmental regulation of all aspects of our Business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of tailings and other wastes generated by our operations;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

Title, Permits and Licenses

Although the Company has exercised reasonable due diligence with respect to determining title to properties it owns or leases, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of the Company’s properties which, if successful, could make the Company unable to operate its properties as planned or permitted, or unable to enforce its rights with respect to its properties. In British Columbia the rights of aboriginal peoples and their claims to much of the Province are not settled.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect the Company. The Company’s exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

Although the Florence Copper Project was permitted historically, and Florence Copper has obtained a number of the required permits, licenses and approvals, Florence Copper is currently updating and amending certain permits through a well-defined amendment process, but there can be no assurance as to the outcome of this process. There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of the Company’s control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for the Company to carry out planned exploration, development or operational activities on its properties, including the planned development of the Florence Copper, New Prosperity and Aley projects, and, if obtained or updated, that the costs involved will not exceed those that the Company has estimated. It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in the Company not proceeding with the development or operation of its projects.

Changes in government rules, regulations or agreements, or their application, may negatively affect the Company’s ownership rights, its access to or its ability to advance the exploration and development of its mineral properties

The government currently has in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties

As described elsewhere herein, the New Prosperity has been subject to litigation in regards to the federal Canadian government’s review of the environmental impact of the project. The outcome of the litigation is highly uncertain.

We are solely dependent on the Gibraltar mine for revenues and suspension of production at that mine would materially adversely affect our business.

The New Prosperity, Florence Copper, Aley, and the Harmony projects are in various stages of development. However, until these other projects are developed and operational and are beginning to produce revenue, we are dependent solely upon the Gibraltar mine for revenues. If the Gibraltar mine were to cease production for any reason, it would have a material adverse effect on our results of operations, business and financial position.

Our future success depends upon our ability to develop our existing reserves.

We have not received the permits necessary to mine all of our proven and probable reserves that are economically recoverable and we may never receive them In order to develop our proven and probable reserves, we must receive various governmental permits. We can give no assurances that we will be able to obtain the governmental permits that we would need to continue developing our proven and probable reserves. Furthermore, we may not be able to mine any of our proven and probable reserves as profitably as we mine at our current operations.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments. We may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven and probable reserves at the Florence Copper Project, New Prosperity or Aley. Additionally, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

Our projects, which are still under development, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

The New Prosperity, Florence Copper, Aley and Harmony projects are at various stages of development. The development of a project is a complex and challenging process that may take longer and cost more than predicted, or may not be completed at all. In addition, anticipated production capacity may not be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Construction delays cause reduced production and cash flow while certain fixed costs, such as minimum royalties or loan payments, may still have to be paid on a predetermined schedule.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at the Gibraltar mine expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. If we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could adversely affect the profitability of our operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

Environmental Matters

All of Taseko’s exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. Many environmental laws and regulations require Taseko to obtain and update permits for its activities from time to time, which may include environmental impact analyses, cultural resources analyses, and public review processes. Taseko must comply with stringent environmental legislation in carrying out work on its projects. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of its projects or any other properties Taseko may acquire. Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of Taseko’s business, causing those activities to be economically re-evaluated at that time.

Taseko may be subject to potential risks and liabilities associated with the protection of the environment, as a result of its mineral exploration, development and production. To the extent that Taseko is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy such liabilities would reduce funds otherwise available to Taseko and could have a material adverse effect on Taseko. If Taseko is unable to fully remedy an environmental liability, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on Taseko.

Litigation

The Company is or may be subject to legal proceedings related to the development of its projects, its operations, titles to it properties, environmental issues and shareholder or other investor lawsuits. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to win or favourably settle any lawsuits, it may have a material adverse effect of the Company.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out our Gibraltar Mine have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

The New Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. On May 12, 2010, the Company entered into a gold stream transaction agreement with Franco-Nevada Corporation (“Franco-Nevada”), whereby the Company may receive funding in staged deposits totalling US$350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the New Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada’s agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals. The investment by Franco-Nevada is also subject to certain other conditions precedent which the Company may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other risks include those typical of large mine development projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, opposition by First Nations and environmental groups, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Increased competition and poor mining capital markets could adversely affect our ability to attract necessary capital funding, could increase project development costs, and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

Increases in copper, gold and molybdenum prices during 2010-2012 resulted in substantial increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Although these increases have moderated of late, increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both.

Shareholder Activism.

The Company is currently and may in the future become the target of shareholder activist activities. The effects of shareholder activist activities could have a negative effect on the Company and its business. The Company cannot predict with certainty the outcome of the current, or any future shareholder activist activities.

DIVIDENDS

The Company has not paid dividends to date and the Company has no plans to pay a dividend in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Taseko’s share capital consists of an unlimited number of no par value common shares. As of March 30, 2016, there were 221,817,638 common shares issued and outstanding. All shares are required by law to be issued only as fully paid and non-assessable.

The holders of Taseko’s common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a wind-up.

There are no constraints imposed on the foreign ownership of securities of Taseko, however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws if the aggregate acquisition price were to exceed certain thresholds all of which are much higher than the Company’s current implied value.

Senior Notes

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes. The notes mature on April 15, 2019 and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. After April 15, 2015 the notes are redeemable by the Company at a price equal to 103.875%, and the redemption price declines to 101.938% in April 2016 and 100% after April 2017. The notes are also repayable upon a change of control at a price of 101%.

There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments

Secured Credit Facility

On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility Agreement (the “Credit Facility”) with an affiliate of Red Kite. The Credit Facility consists of an initial tranche of US$31 million which has been used to repay the Company’s existing secured loan with Red Kite, and the remaining US$39 million is available to the Company for general corporate purposes. Amounts drawn under the Credit Facility will accrue interest at a rate of Libor plus 7.5% (subject to a minimum Libor of 1%), with principal and all accrued interest due at maturity on March 29, 2019. The Credit Facility was subject to an up-front arrangement fee of 2.5% payable by Taseko but there are no standby or commitment fees on the undrawn portion of the facility. The Credit Facility is repayable without penalty at any time and does not impose any off-take obligations on the Company. The Credit Facility is secured by a first priority charge over Taseko’s assets, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper Project assets. The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance of US$20 million.

In connection with the Credit Facility, the Company has issued a call option to Red Kite for 7,500 mt of copper (“Copper Call Option”). The Copper Call Option strike price is US$2.04/lb. and payment will be made by Taseko in 2019 based on the average copper price during the month of March 2019 (subject to a maximum amount of US$15 million). The Company has also issued warrants that allow Red Kite to acquire 4,000,000 common shares of the Company. The warrants have an exercise price of C$0.51 per common share and are exercisable at any time until May 9, 2019.

Ratings

The following table sets out the ratings of Taseko’s senior notes by the rating agencies indicated as at March 30, 2016:

Rating Agency
	Standard & Poor’s Rating Services	Moody’s Investor Services
Senior Notes	CCC+	Caa1
Trend/Outlook	Stable	Negative

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned Taseko a corporate credit rating of CCC+/Stable. According to S&P, this rating generally means the relevant issuer is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. The stable outlook reflects S&P’s expectation that the Company will have sufficient source of liquidity to fund its operations at least over the next 12 months. The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s Investor Services’ (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from AAA to Caa, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned Taseko a corporate family credit rating of Caa1 and a credit rating of Caa2 on the senior notes. According to Moody’s this rating generally means that the obligations are judged to be speculative of poor standing and are subject to very high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a midrange ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

The credit ratings accorded to the senior notes by S&P and Moody’s are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Taseko’s common shares are listed on the Toronto Stock Exchange (TSX) and the NYSE MKT under the symbols TKO and TGB, respectively. The following table shows the price ranges and volume traded by month in 2015, based on trading information published by each Exchange.

	Toronto Stock Exchange			NYSE MKT Exchange
2015	High (C$)	Low (C$)	Average Daily Share Volume	High (US$)	Low (US$)	Average Daily Share Volume
December	0.54	0.35	124,600	0.39	0.23	846,500
November	0.55	0.43	118,900	0.39	0.31	287,900
October	0.67	0.46	104,900	0.51	0.35	179,500
September	0.73	0.54	61,600	0.57	0.41	146,400
August	0.72	0.53	73,600	0.55	0.40	153,700
July	0.73	0.51	133,800	0.57	0.32	212,000
June	0.77	0.58	169,500	0.60	0.45	229,800
May	0.82	0.64	190,400	0.68	0.51	293,300
April	1.13	0.76	406,900	0.93	0.61	347,700
March	1.02	0.80	132,100	0.84	0.64	295,600
February	1.12	0.73	798,600	0.90	0.59	302,400
January	1.22	0.94	200,100	0.95	0.73	279,100

DIRECTORS AND OFFICERS

As at March 30, 2016, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 9,725,448 common shares, representing less than five percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers.

Name, Position and Office, and	Period a Director and/or
Province or State and Country of Residence	Officer of Taseko [1]
Directors
William P. Armstrong, Director	Since May 2006
Ladysmith, British Columbia, Canada

Robert A. Dickinson, Director	Since January 1991
Lions Bay, British Columbia, Canada

Russell E. Hallbauer, President, Chief Executive Officer and Director	Since July 2005
West Vancouver, British Columbia, Canada

Alex Morrison, Director	Since April 2011
Greenwood Village, Colorado, USA

Richard Mundie, Director	Since January 2010
Vancouver, British Columbia, Canada

Name, Position and Office, and	Period a Director and/or
Province or State and Country of Residence	Officer of Taseko [1]

Ronald W. Thiessen, Chairman of the Board and Director	Since October 1993
West Vancouver, British Columbia, Canada

Linda Thorstad, Director	Since August 2014
Vancouver, British Columbia, Canada

Executive Officers

Brian Battison, Vice President Corporate Affairs	Since September 2007
Tsawwassen, British Columbia, Canada

Brian Bergot, Vice President, Investor Relations	Since March 1, 2014
North Vancouver, British Columbia, Canada

Scott Jones, Vice President, Engineering	Since December 2007
North Vancouver, British Columbia, Canada

John W. McManus, Chief Operating Officer	Since October 2005
West Vancouver, British Columbia, Canada

Stuart McDonald, Chief Financial Officer	Since September 2013
North Vancouver, British Columbia, Canada

David Rouleau, Vice President, Operations	Since June 2010
Vancouver, British Columbia, Canada

Robert Rotzinger, Vice President, Capital Projects	Since January 2013
West Vancouver, British Columbia, Canada

Trevor Thomas, Secretary	Since August 2008
Vancouver, British Columbia, Canada

(1)     George Ireland resigned as a director of the Company on February 24, 2016. Mr. Ireland was first appointed as a director in July 2014.

At the annual general meeting held in June 2015, all the directors listed above, were re-elected as directors. All directors have a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for September, 2016. On March 17, 2016, a dissident shareholder filed a proxy circular seeking to remove 3 directors at a special meeting convened for May 10, 2016. Some of the directors serve together on a number of boards of other publicly listed companies.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain employment agreements in place with respect to these persons which will affect any termination of services.

Committees of the Board of Directors

Audit and Risk Committee

The Audit and Risk Committee is comprised of Richard Mundie (Chair), William P. Armstrong, and Alex Morrison.

Compensation Committee

The Compensation Committee is comprised of Alex Morrison (Chair), William P. Armstrong, and Richard Mundie.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Linda Thorstad (Chair), Alex Morrison and Richard Mundie.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of William P. Armstrong (Chair), Robert A. Dickinson and Linda Thorstad.

Principal Occupations and Other Information William P. Armstrong, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters Degrees in Geological Engineering from the University of British Columbia and has more than 45 years of experience in the mining industry. He retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Atlantic Gold Corporation	Director	September 2013	Present
Taseko Mines Limited	Director	May 2006	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director, President and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	November 2014
	Director	November 2010	November 2014
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Alexander Morrison, CPA, CA - Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions with a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Pershing Gold Corporation	Director	November 2012	Present
Gold Resource Corporation	Director	March 2016	Present
Taseko Mines Limited	Director	April 2011	Present

Richard Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PriceWaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CPA, FCA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen’s is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011

Company	Positions Held	From	To
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	June 2013
	Chairman	November 2006	June 2013
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Linda Thorstad, MSc, P.Geo., FEC (Hon), FGC - Director

Ms. Thorstad is a registered professional geoscientist and has over 35 years of senior management experience in the mining industry. Her experience spans exploration and development companies as well as key roles with mid-tier producers. Ms. Thorstad served as the Director, Government and Community Relations and Permitting at Alamos Gold until April 2015. Prior to Alamos, she was the President and Chief Executive Officer of Orsa Ventures until it was acquired by Alamos Gold in 2013. Additionally, she has been involved in two special government commissions focused on sustainability, land use, resource and environmental management. Ms. Thorstad is the past President of the Association of Professional Engineers and Geoscientists of British Columbia, a Founding Member of the Canadian Council of Professional Engineers (now Geoscience Canada) and Honorary Fellow of Engineers Canada.

Ms. Thorstad is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To
Orsa Ventures Corporation	Director	August 2008	September 2013
St Georges Platinum & Base Metals	Director	October 2010	November 2011

Company	Positions Held	From	To
Ltd.
Taseko Mines Ltd.	Director	August 2014	Present

Brian Battison – Vice President, Corporate Affairs

Mr. Battison is responsible for all matters relating to corporate and public affairs, including government and community relations and external communications. Mr. Battison has many years of experience in both the private and public sectors specializing in policy and program development, strategic planning and issue management.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

Brian Bergot – Vice President, Investor Relations

Mr. Bergot was appointed Vice President, Investor Relations in March 2014 and has over 20 years of experience in the natural resources sector. Brian joined Taseko in 2006 and has held roles of increasing responsibility, in both Investor Relations and Marketing & Logistics. Prior to his career in mining, Mr. Bergot spent 14 years at Methanex Corporation, a $7 billion BC-based chemical company. At Methanex, he held a number of corporate and operational roles including investor relations and marketing & logistics. As Vice President, Investor Relations, he is responsible for expanding the Company’s shareholder base in the North American and European markets.

Mr. Bergot is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Western Lithium USA Corporation	Vice President, Investor Relations	April 2011	February 2012
Taseko Mines Limited	Vice President, Investor Relations	March 2014	Present

Scott Jones, P.Eng. – Vice President, Engineering

Mr. Jones has 35 years of experience in the mining industry. Prior to joining Taseko in 2006, he was a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Engineering	December 2007	Present

John McManus, P. Eng. – Chief Operating Officer

Mr. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management. Prior to joining Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Before that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
European Nickel PLC	Director	August 2010	December 2011
Taseko Mines Limited	Vice President, Operations	October 2005	December 2007
	Senior Vice President, Operations	December 2007	December 2013
	Chief Operating Officer	December 2013	Present

Stuart McDonald, CPA, CA – Chief Financial Officer

Mr. McDonald is a Chartered Professional Accountant with a Bachelor of Commerce (Finance) degree from the University of British Columbia. Prior to his role with Taseko, Mr. McDonald held executive positions with several companies in the mining industry. He was most recently Chief Financial Officer and Senior Vice President of Yukon Zinc Corp., a privately owned Canadian mining company, until January 2013. Prior to this position he was Chief Financial Officer of Quadra FNX Mining Ltd. (and its predecessor Quadra Mining Ltd.) from 2007 to 2010. He was also Corporate Controller at Cumberland Resources Ltd., from 2004 until its acquisition by Agnico-Eagle Mines in 2007. Prior to joining the mining industry, he was a Senior Manager at Deloitte & Touche LLP and also spent three years as an Audit Manager with Ernst & Young in the Czech Republic.

Mr. McDonald is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2013	Present

David Rouleau – Vice-President, Operations

Mr. Rouleau has 29 years of experience in the mining and oil and gas industries in both operational and engineering roles. Prior to joining Taseko, Mr. Rouleau was a key member of Canadian Natural Resources senior management team developing the $10 billion Horizon Oil Sands Project in Fort McMurray, Alberta. Mr. Rouleau was responsible for all aspects of the 200 million tonne per year mining operation supporting 110,000 barrels per day of synthetic crude oil production. Mr. Rouleau's background also includes 17 years with Teck Cominco in various mine operations and engineering roles. Mr. Rouleau began his role with Taseko in 2010, overseeing all operational aspects of the Gibraltar Mine. He was a key participant in managing the Gibraltar Development Plan 3 – a $325 million development program that increased Gibraltar from 55,000 tons per day to 85,000 tons per day operation in 2013. His formal education includes a Bachelor of Science Mine Engineering Degree from the South Dakota School of Mines and a Mining Technology Diploma from Haileybury School of Mines.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	September 2010	Present

Robert Rotzinger, P. Eng. – Vice-President, Capital Projects

Mr. Rotzinger has over 20 years’ experience in the mining industry with Taseko and predecessor companies. Mr. Rotzinger has been a key participant in the $700 million capital investment program at the Gibraltar mine including managing the engineering, construction and commissioning of the three phase mine expansion project. In 2014, he was the recipient of the Canadian Mineral Processors Society “Mineral Processor of the Year Award” and in 2010, he was a co-recipient of the Association of Mineral Exploration British Columbia E.A. Scholz Award for Excellence in Mine Development for the expansion and modernization of the Gibraltar mine. He has also received PowerSmart Excellence Awards from BC Hydro in 2008 for Outstanding Energy Efficient Project and again in 2010 for the Application of New Energy Efficient Technology.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Capital Projects	December 2012	Present

Trevor Thomas, LLB – Secretary

Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Asst Secretary	November 2007	July 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Curis Resources Ltd.	Secretary	June 2013	November 2014
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	July 2013	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	August, 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. (“GBG”), a company on whose board Ronald W. Thiessen served became insolvent and was liquidated commencing in 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned on June 30, 2013.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of their activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involves a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been subject to any securities regulatory authority or other regulatory authority or court penalty or sanction.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

During 2014, the Company acquired all of the outstanding common shares of Curis, a mineral exploration and development company that had one director in common with the Company. Certain of the directors and officers of the Company also held securities of Curis at the time of the acquisition, namely Russell Hallbauer (295,000 options and 2,443,040 common shares; Robert Dickinson (225,100 options and 1,468,350 common shares; Ronald Thiessen (175,100 options and 1,885,851 common shares); and Trevor Thomas (100,000 options and 104,500 common shares). Refer to Note 4 of the Company’s 2015 consolidated annual financial statements for more information on this transaction.

Hunter Dickinson Inc. is a private company in which directors Robert Dickinson, Ronald Thiessen and Russ Hallbauer have a financial interest. HDI through a subsidiary, provides executive, geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company. During 2015, the Company incurred aggregate costs of $2.4 million for HDI services. Of this amount, $1.2 million related to compensation amounts paid in respect of CEO Russ Hallbauer, and director compensation amounts to Ronald Thiessen and Robert Dickinson who direct that their remuneration is paid to HDI. The amount also includes a flow through of rent for shared premises of $0.5 million. The invoiced amount of the other HDI services was $0.8 million. Refer to Note 4 and 24(c) of the Company’s 2015 consolidated financial statements for information on these transactions. For 2016, CEO compensation is paid directly to Mr. Hallbauer.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following contracts can be considered material and have been filed at www.sedar.com:

(a)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010, whereby the Gibraltar mine is operated in a 75:25 joint venture with Cariboo;

(b)	Off-Take Agreement dated March 18, 2010, between the Company, Gibraltar and Cariboo, pursuant to which the Gibraltar Joint venture sells copper concentrate to Cariboo;

(c)

Purchase and Sale Agreement dated May 12, 2010, between Franco-Nevada Corporation and the Company, pursuant to which Franco-Nevada may purchase gold equal to 22% of the life-of-mine gold to be produced by Taseko from its proposed New Prosperity gold-copper mine;

(d)

Indenture, dated as of April 15, 2011, between the Company, as issuer and Parent Guarantor, Gibraltar Mines Ltd., as Subsidiary Guarantor, and Aley Corporation, as Subsidiary Guarantor, and The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee; and

(e)	Senior Secured Facility Agreement between Taseko Mines Limited, as Borrower, Gibraltar Mines Ltd. as an additional loan party and EXP T1 Ltd., as lender dated January 29, 2016.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Company’s independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued independent auditors’ reports dated February 22, 2016 in respect of the Company’s consolidated financial statements as at December 31, 2015 and for the fiscal year ended December 31, 2015 and the Company’s internal control over financial reporting as of December 31, 2015;

(b)	Scott Jones, P. Eng. authored the “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011;

(c)	Scott Jones, P. Eng. authored the “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009;

(d)	Ronald G. Simpson, co-authored the “Technical Report Aley Carbonatite Niobium Project” dated March 29, 2012;

(e)	Scott Jones, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(f)	Robert Rotzinger, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(g)	Keith Merriam, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(h)	Greg Yelland, P. Eng. co-authored the “Technical Report on Mineral Reserves at the Aley Project” dated October 30, 2014;

(i)	Richard Zimmerman, R.G. co-authored the “Florence Copper Project, NI 43-101 Technical, Report Pre-Feasibility Study, Florence, Pinal County, Arizona, USA” dated March 28, 2013; and

(j)	Scott Jones, P. Eng. authored the “Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated June 15, 2015.

To our knowledge, Scott Jones, Ronald G. Simpson, Robert Rotzinger, Keith Merriam, Greg Yelland and Richard Zimmerman do not hold, directly or indirectly, more than 1% of our issued and outstanding common shares.

KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant US professional and regulatory standards, including PCAOB Rule 3520.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

ADDITIONAL INFORMATION

Additional information, including additional financial information, directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

I.	this Annual Information Form, together with any document incorporated herein by reference;

II.

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year;

III.	the Proxy Circular for the 2015 annual general meeting of the Company dated May 12, 2015; and

IV.	the Proxy Circular for the May 10, 2016 special general meeting of the Company dated March 28, 2016.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Richard Mundie, William Armstrong and Alex Morrison, reviews all financial statements of the Company prior to their publication, meets with the auditors as part of their review of audit findings, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Mundie is the Audit and Risk Committee’s chairman. Messrs. Morrison and Mundie are financial experts.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	internal controls and procedures for financial reporting.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other senior finance staff. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com and at the SEDAR internet web site www.sedar.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company’s audit firm for various services.

Services:	Year ended	Year ended
	December 31, 2015	December 31, 2014
Audit Fees	$516,500	$400,500
Audit Related Fees[1]	–	11,500
Tax Fees	–	–
All Other Fees	–	–

Total	$516,500	$412,000

(1) “Audit-Related Fees” include services that are traditionally performed by the auditor.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. No audit-related fees, tax fees or other non-audit fees for such “prohibited services” were approved by the Audit and Risk Committee.

APPENDIX A

Audit and Risk Committee Charter

Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)	the independent auditor’s internal quality-control procedures;

(B)	any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)	The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)	The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)	all critical accounting policies and practices used by the Company;

(B)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(A)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(B)	the management letter provided by the independent auditor and the Company’s response to that letter; and

(C)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

 At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)	The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls

(e)	Related Party Transactions.

(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. "Related party" includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

Structure and Membership

(f)

Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE MKT. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(g)

Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(h)

Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE MKT, and SEC Rule 10A-3.

(i)	Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(j)	Compensation. The compensation of the Committee shall be as determined by the Board.

(k)

Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

Procedures and Administration

(l)

Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(m)	Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(n)

Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(o)	Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(p)

Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(q)

Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(r)	Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.	Independence

See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE MKT Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) OF REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.